SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated July 3, 2006

Nokia Corporation

Nokia House
Keilalahdentie 4
02150 Espoo
Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Enclosures:

1.	Nokia Press Release dated June 01 2006 and titled: Sleek and Stylish - the Nokia N72 Starts Shipping

2.	Nokia Press Release dated June 01 2006 and titled: Seek and Ye Shall Find: Mobile Search Expands across Europe

3.	Nokia Press Release dated June 05 2006 and titled: Nokia acquires LCC International’s U.S. deployment business

4.	Nokia Press Release dated June 06 2006 and titled: Nokia’s mobile softswitch will expand CSL’s network capacity in Hong Kong

5.	Nokia Press Release dated June 06 2006 and titled: Acclaimed Nokia N91 Hits The U.S.

6.	Nokia Press Release dated June 06 2006 and titled: Multifunctional Mobiles Make the World Go Round

7.	Nokia Press Release dated June 06 2006 and titled: Nokia launches new online retail distribution channel for N-Gage games

8.	Nokia Press Release dated June 07 2006 and titled: Nokia launches new solution to accelerate on-line charging

9.	Nokia Press Release dated June 09 2006 and titled: Exercises with stock options of Nokia Corporation

10.	Nokia Press Release dated June 09 2006 and titled: Nokia supports Omnitel in launching their HSDPA network

11.	Nokia Press Release dated June 12 2006 and titled: Finnair, IBM and Nokia Improve Passenger Service at Helsinki Airport

12.	Nokia Press Release dated June 12 2006 and titled: Nokia N92 mobile TV devices to be used during football championships to enjoy live broadcasts over DVB-H technology

13.

Nokia Press Release dated June 12 2006 and titled: Nokia views repetitive legal action by Qualcomm as recognition that the conditions applicable to license negotiations have substantially changed since the early 1990’s

14.	Nokia Press Release dated June 12 2006 and titled: Cable & Wireless selects Nokia to deploy new GSM network in British Virgin Islands

15.	Nokia Press Release dated June 12 2006 and titled: For the fan on the go: Nokia and DasÖrtliche bring Mobile Search to Germany

16.	Nokia Press Release dated June 14 2006 and titled: Nokia and T-Mobile reveal exquisitely crafted luxury slider phone

17.	Nokia Press Release dated June 14 2006 and titled: Nokia powers SFR’s HSDPA network in France

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18.	Nokia Press Release dated June 14 2006 and titled: Serious fun: feature-rich Nokia 6233 3G phone starts shipping

19.	Nokia Press Release dated June 15 2006 and titled: Nokia supports Celcom in launching HSDPA in Malaysia

20.	Nokia Press Release dated June 16 2006 and titled: CSL and Nokia join forces to launch online printing service in Hong Kong

21.	Nokia Press Release dated June 19 2006 and titled: Nokia Connection 2006: Extending leadership in mobility

22.	Nokia Press Release dated June 19 2006 and titled: "3G For Everyone" - Nokia 6151 offers 3G benefits in most affordable package

23.	Nokia Press Release dated June 19 2006 and titled: Picture this: Pair of new Nokia CDMA camera phones deliver megapixel-plus images

24.	Nokia Press Release dated June 19 2006 and titled: Nokia Managed Services moves forward with new contract, strategic step

25.	Nokia Press Release dated June 19 2006 and titled: Nokia extends its 5-year Managed Services contract with Hutchison Essar Limited in India

26.	Nokia Press Release dated June 19 2006 and titled: Nokia Pico WCDMA Base Station extends 3G and HSPA indoor coverage

27.	Nokia Press Release dated June 19 2006 and titled: Nokia powers Smart's HSDPA network in the Philippines

28.	Nokia Press Release dated June 19 2006 and titled: Nokia network solutions capture new business and revenue for operators

29.	Nokia Press Release dated June 19 2006 and titled: Nokia and SingTel Launch Mutliplayer Game Quest to Forum Nokia PRO developers

30.	Nokia Press Release dated June 19 2006 and titled: 'Nokia Content Discoverer' Opens Door to Expanded Mobile Content Offerings on Millions of Nokia Devices Worldwide

31.	Nokia Press Release dated June 19 2006 and titled: Nokia Unveils Regional Content Aggregation Deals for Nokia Content Discoverer On-Device Portal

32.	Nokia Press Release dated June 19 2006 and titled: Nokia Flagship Stores to offer unique wireless shopping experience for US customers

33.	Nokia Press Release dated June 19 2006 and titled: Nokia to demonstrate 3.6 Mbps HSDPA with MobileOne at Nokia Connection

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34.	Nokia Press Release dated June 19 2006 and titled: Nokia and TeliaSonera Sweden trial broadcast mobile TV using DVB-H technology and Nokia N92 mobile TV devices

35.	Nokia Press Release dated June 20 2006 and titled: Easy blogging with Nokia and Globe

36.	Nokia Press release dated June 21, 2006 and titled: Podcasts on the go with Nokia N91

37.	Nokia Press release dated June 22, 2006 and titled: Nokia and Siemens announce top executives for Nokia Siemens Networks

38.	Nokia Press release dated June 26, 2006 and titled: Nokia's Sleek 8800, Wins Red Dot: Best of the Best Award

39.	Nokia Press Release dated June 27, 2006 and titled: Nokia Provides Muscle Behind NTT DoCoMo Data Storage Service

40.	Nokia Press Release dated June 27, 2006 and titled: Giesecke & Devrient and Nokia to provide secure application management services for NFC enabled mobile devices

41.	Nokia Press Release dated June 27, 2006 and titled: Netherlands team wins Cannes Lions Young Creatives' Film Competition

42.	Nokia Press Release dated June 27, 2006 and titled: Nokia N70 Scoops Top Industry Accolade

43.	Nokia Press Release dated June 27, 2006 and titled: Nokia Launches China's first NFC Mobile Payment Trial in Xiamen

44.	Nokia Press Release dated June 28, 2006 and titled: Nokia initiates product design lawsuit

45.	Nokia Press Release dated June 28, 2006 and titled: TIS to offer Intellisync Mobile Suite from Nokia as a hosted service

46.	Nokia Press Release dated June 28, 2006 and titled: Nokia trials mobile TV in Sweden using DVB-H technology with Teracom and partners

47.	Nokia Press Release dated June 29, 2006 and titled: Telenor Mobile Sweden chooses Nokia's mobile softswitch solution

48.	Nokia Press Release dated June 30, 2006 and titled: Nokia Completes Acquisition of LCC International’s U.S. Deployment Business

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PRESS RELEASE

June 01 2006

Sleek and Stylish - the Nokia N72 Starts Shipping

Espoo, Finland - Nokia today announced that it has started shipments of the Nokia N72, a sleek and stylish multimedia computer. In pearl pink or gloss black, this compact package has high-perfomance multimedia at its core, wrapped in a beautiful design. The Nokia N72 offers the benefits of versatile photography, entertainment and personal productivity to people who value style as much as high performance. A powerful yet stylish multimedia device, the Nokia N72 is equipped with a 2-megapixel camera and integrated digital music player, with dedicated capture key, music player key, an integrated browser, FM radio and support for Visual Radio.

“The Nokia N72 perfectly illustrates our commitment to offer the powerful performance of the Nokia Nseries to people based in regions dominated by EDGE/GSM network coverage,” said Pekka Pohjakallio, vice president, Multimedia Computers, Nokia. “The Nokia N72 allows you to tailor your multimedia device to match your interests, whether music, imaging or entertainment content, all in a stylish design you will be proud to own.”

Walk, Talk and Rock

Personalize your Nokia N72 with a choice of digital music tracks, and enjoy music on the go with the integrated digital music player. Press the music player key for direct access to your music tracks. Rip music from your CDs, create playlists and transfer your music onto your Nokia N72 with the Nokia Music Manager, a part of Nokia PC Suite.

Slide and Shoot

Morph your Nokia N72 into a digital camera by sliding open the active lens cover and compose your shot using the high definition 2.1 inch colour display. The 2 megapixel (1600 x 1200 pixels) camera includes an integrated flash, which will make it easy to capture images even in low light conditions. Capture photos or video clips with just one click, and later personalize your gallery image collection with the integrated photo and video editor. Choose your favorites to print or transfer them onto a compatible PC, with the option of online sharing on select Internet communities.

Matching themed headset and wrist strap are included in sales packs of the Nokia N72.

The Nokia N72 has started shipments to key markets worldwide, including the Middle East and Africa, Russia, Eastern Europe, mainland China, India, Indonesia, Singapore, Thailand and Vietnam.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia
Communications
Tel. +358 7180 34383

Nokia
Communications
Tel. +358 7180 34900
E-mail: press.office@nokia.com

www.nokia.com

Photos of the Nokia N72 in print quality can be found at: www.nokia.com/press >photos

PRESS RELEASE

June 01 2006

Seek and Ye Shall Find: Mobile Search Expands across Europe

Millions can now explore, find and connect with Mobile Search as coverage extends to Denmark, France, Italy, Norway and Spain

 Espoo, Finland - Nokia today announced the expansion of Mobile Search, a free software solution for the high-performing Nokia Nseries multimedia computers and other Nokia devices based on the S60 platform. Mobile Search provides people with an easy, fast and direct way to find what they want, when they want it. The Mobile Search application fast-tracks the user directly to the desired contact number, with just one click. Users of this online search tool in select countries across Europe will have access to decisive local search capabilities from their Nokia mobile devices, including the Nokia N70, Nokia N71, Nokia N80, Nokia N90, Nokia 6630, Nokia 6620, Nokia 6670, Nokia 6680, Nokia 6681, Nokia 6682, Nokia 7610, Nokia 6260 and Nokia 3230. In addition to the initial countries, with Fonecta and Eniro in Finland and Sweden and Yell.com in the UK, Mobile Search will now be at the fingertips of millions of Nokia mobile device users in Denmark, France, Italy, Norway and Spain.

Nokia has teamed with the most comprehensive content providers in each respective market to enable easy and precise local searches. Mobile Search users will be able to access local content from Eniro, Findexa, Fonecta, Page Jaunes, TPI PaginasAmarillas.es, Seat Pagine Gialle and Yell.com. Once Mobile Search has found the required destination, this clever application directs the user to the right location with the aid of a digital map with dynamic panning and zooming, where maps are available.

“Mobile users on the go value the easy access of a single application to guide their favorite online activity, searching,” said Ralph Eric Kunz, vice president, Multimedia Experiences, at Nokia. “Nokia is delighted to be the first to provide such a concise and easy search experience. Our collaboration with leading content providers is now bringing information and entertainment to the pockets of millions. They won’t have to waste any time finding a hair salon, dentist or pub, whatever town they are in,” he said.

Mobile Search users in France and Sweden have the added benefit of locating friends or family with people search, available in these two countries.

Mobile Search is expected to be available in the standard sales packs of Nokia N73, Nokia N93, Nokia 6630, Nokia 6680 and Nokia 6681, and in select markets in the standard sales packs of Nokia N70 and N71. It is also offered as a free download for additional Nokia S60 devices from www.nokia.com/mobilesearch.

Like your smartphone, Mobile Search does the thinking for you. Local search engines enable country specific quests for services or businesses - anything from bakeries and bars to hotels and hostels. The search results reveal the relevant contact data, and with the push of a button, the user can call that pizza place directly, or choose to save it straight to Contacts. Once the desired search has been located, the integrated mapping solution, where available, shows the user how to get there. Share the find by sending the map as a MMS to a friend.

Mobile Search tracks the travels of the user, and automatically offers to change to available local search engines in new locations. The setting can also be changed manually, which would allow dinner reservations for a Parisian restaurant to be made from London, for example.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia
Communications
Tel. +358 7180 34383

Nokia
Communications
Tel. +358 7180 34900
Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

June 05 2006

Nokia acquires LCC International’s U.S. deployment business

Acquisition mutually strengthens both companies’ respective delivery and services strategies

 Atlanta and McLean, VA, USA - Nokia (NYSE: NOK) and LCC International Inc., (NASDAQ: LCCI) announced today that the companies have reached an agreement for LCC to transfer its U.S. deployment operations to Nokia. Deployment operations include civil works and site acquisition services. As part of the agreement, a number of LCC’s existing U.S. deployment contracts and assets used to support the U.S. deployment operations will transfer to Nokia upon completion of the deal which is expected to close within the next 45 days. The agreement will impact up to 80 LCC employees, many of whom will have the opportunity to become Nokia employees.

Today’s announcement further enables Nokia and LCC to execute on their respective strategies within the wireless sector. For Nokia, this move addresses operator demand for a partner that can deliver a complete range of services, from deployment operations to consulting and integration to managed services. Delivery services, in particular, continues to be a significant area for operators as they seek to reduce operating expenditures. The addition of LCC’s deployment operations to Nokia’s delivery services portfolio enhances a highly experienced team to execute network rollouts across the country. LCC continues to expand its world class engineering and wireless consultative services operation.

“This agreement is a direct result of LCC’s strategy and plan that was announced earlier this year,” Dean Douglas, LCC’s CEO, said. “With LCC’s exit from the deployment business in the U.S., we can now focus our resources to support the growing and expanding engineering and consulting services opportunities both domestically and internationally in the wireless marketplace.” Mr. Douglas further adds, “We also wanted to ensure we minimized the impact to our deployment customers and employees throughout this transition and we believe this transition accomplishes that goal. We are proud of the work and effort that our deployment group has contributed to this operation and feel they will make a solid contribution to Nokia’s Networks division.”

“Nokia’s Networks division has shown steady growth in North America, and today’s announcement with LCC demonstrates a continuation of that growth and our commitment to providing services that address our customer’s needs in North America,” said Mark Louison, Senior Vice President, Networks, North America. “We look forward to expanding Nokia’s full-range services portfolio with LCC’s expertise in deployment operations to deliver a best-in-class customer experience.”

The transaction is subject to certain closing conditions including customary conditions with respect to third party consents and similar matters described in the transaction documents. The terms of this transaction are summarized in a Form 8-K filed by LCC with the Securities and Exchange Commission on the same day of the issuance of this press release.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

About LCC

LCC International, Inc. is a global leader in voice and data design, deployment and management solutions to the wireless telecommunications industry. Since 1983, LCC has performed technical services for the largest wireless operators in North and South America, Europe, The Middle East, Africa and Asia. The Company has worked with all major access technologies and has participated in the success of some of the largest and most sophisticated wireless systems in the world. Through an integrated set of technical business consulting, training, design, deployment, operations and maintenance services, LCC is unique in its ability to provide comprehensive turnkey services to wireless operators around the world. News and additional information are available at www.lcc.com.

Cautionary Note regarding forward-looking statements under the Private Securities Litigation Reform Act of 1995:

Information in this release regarding LCC’s expectations, beliefs, and intentions are forward-looking statements that involve risks and uncertainties. These statements include statements about LCC’s expected release of product and service offerings. All forward-looking statements included in this release are based upon information available to LCC as of the date of this release, which may change, and LCC assumes no obligation to update any such forward-looking statement. These statements are not guarantees. Factors that could cause or contribute to differences from such expectations include, but are not limited to, delays in the development, commercialization or market acceptance of new offerings and other factors that may affect our business are discussed in LCC’s filings with the Securities and Exchange Commission, including our most recent annual report on Form 10-K and our quarterly reports on Form 10-Q.

Media Enquiries:

Nokia, Corporate Communications
Chantal Boeckman
Tel. +1 972 894 5211
E-mail: chantal.boeckman@nokia.com

LCC
Kenny Young
Senior Vice President and Chief Marketing Officer
Tel. +1 703 873 2075
E-mail: kenny_young@lcc.com

Nokia
Communications
Tel. +358 7180 34900
E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

June 06 2006

Nokia’s mobile softswitch will expand CSL’s network capacity in Hong Kong

Espoo, Finland - Hong Kong operator CSL has chosen the Nokia MSC Server mobile softswitch to expand its network capacity and pave the way for smooth network evolution in the future.

Nokia will provide installation, commissioning and technical support to CSL. Deliveries will start in June 2006, and the system will be operational by the end of this year.

“In the extremely competitive Hong Kong market we need to constantly improve our network and keep abreast of mobile technology development in order to provide quality services to our customers. Nokia’s mobile softswitch will help to modernize our network, increase its capacity, and enhance the capabilities,” says Adam Wong, Director, Mobile Networks, CSL.

“The Nokia MSC Server implements packet technology within core networks in order to optimize voice traffic and network operation. The MSC Server supports both traditional GSM systems and 3G circuit-switched traffic, making it possible to build and operate multimode networks more efficiently,” says Mike Wang, General Manager, Hong Kong and Taiwan, Networks, Nokia.

The agreement extends the two companies’ cooperation, which began in 1991 when Nokia became the first GSM supplier to CSL. Nokia has supplied GSM and WCDMA core and radio network equipment to CSL.

The mobile softswitch for CSL highlights Nokia’s leadership in mobile softswitch deployment in China. To date, Nokia MSC Server System capacity of more than 20 million lines has been put into operation in the Chinese market.

Mobile softswitching and IMS are the main elements in converging networks. With over 90 customers for the MSC Server, Nokia has delivered the majority of the world’s commercial 3GPP-compliant mobile softswitches, accounting for over 75% of Nokia’s switch deliveries. Nokia is also the front-runner in IMS for fixed and mobile networks, with over 80 references for IMS solutions, such as Push to talk over Cellular and video sharing.

About Hong Kong CSL Limited (“CSL”)

CSL is a pioneer in the mobile communications market in Hong Kong. The Company launched its mobile services in 1983, and today operates a world-class GSM / WCDMA network through its mobile brands: 1O1O and One2Free. CSL introduced its 3G and Wi-Fi Service in 2004, and has pioneered the launch of HSCSD, GPRS, MMS, EDGE, Video Sharing and “3G Mobile TV” in Hong Kong.

In April 2006, CSL and New World Mobility officially merged. For more information about CSL, please visit www.hkcsl.com.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Nokia is committed to long-term development and preferred partnership in China. With strong local R&D, manufacture and innovative technologies, Nokia has continuously strengthened its market position in China as a leading supplier of mobile devices and mobile networks. Nokia is one of the largest exporters in the Chinese mobile telecommunications industry. Nokia has six R&D units, four manufacturing sites and widespread operations in Mainland China, Hong Kong, Macao and Taiwan. The total number of Nokia employees in China area is over 6,000.

Media Enquiries:

Nokia, Networks
Communications
Tel. +358 7180 34379

Nokia
Communications
Tel. +358 7180 34900
E-mail: press.office@nokia.com
www.nokia.com

PRESS RELEASE

June 06 2006

Acclaimed Nokia N91 Hits The U.S.

Enjoy exclusive videos from the historic Live8 concert series only on Nokia Nseries multimedia device

White Plains, NY, USA - Nokia today announced that US shipments of the Nokia N91 multimedia device started. Optimized for mobile music consumption, the Nokia N91 provides an unparalleled experience, with a 4GB hard drive, 3.5 mm stereo headset jack, wireless LAN support, dedicated music keys, and easy PC synchronization with Windows Media Player. Enjoying your digital music collection is simple, as the Nokia N91 supports a wide range of digital music formats. A new feature of the Nokia N91 is the possibility to share your playlists with friends by text message or Bluetooth wireless technology. The Nokia N91 will initially be available exclusively online at www.nokiausa.com for $599.

As an added bonus, the stainless steel-encased Nokia N91 comes preloaded with exclusive content from the series of Live8 concerts that were held in July 2005. An estimated three billion people watched Live8 with one message in mind - make poverty history. People who buy the Nokia N91 can enjoy videos of the Live8 performances by a range of world-famous artists.*

“The second Nokia Nseries flagship device to hit the US, the Nokia N91 is ready to rock the US audience. It combines a high-fidelity music experience with all the benefits of a multimedia computer,” said David Watkins, Director, Multimedia Computers for Nokia North America. “The Nokia N91 delivers on the Nokia Nseries promise in a very compelling way. Its multiple connectivity and powerful performance in all areas, truly makes it the world’s best mobile connected jukebox.”

The February 2006 issue of Vibe magazine cites the Nokia N91 as “fully functional, easy to handle — everything you need is here” and Popular Science included the device in its 2005 ‘Best of What’s New’ annual round-up.

Enjoy the Music

A revolutionary feature of the Nokia N91 is the possibility to share your playlists with friends by multimedia message, email or Bluetooth. The Nokia N91 serves up to 10 hours of great sound via the included stereo headset with remote control. Enjoying your music collection has never been easier, as the Nokia N91 supports a wide range of digital music formats including MP3, M4A, WMA, AAC, AAC+ and eAAC+.

Packed with multiple connectivity options, such as GSM/EDGE, WLAN, Bluetooth wireless technology and USB, and even WCDMA for international roaming, the Nokia N91 makes it easy for you to find and enjoy music when and where you want. Drag and drop your personal music collection from your PC to your Nokia N91 or synchronize your recent music purchases with your PC. You can also create and manage your playlists directly on your Nokia N91, or shuffle songs around to build your optimal listening experience.

Stay Connected

In addition to being the first truly connected mobile music player, this powerful Nokia Nseries device with the latest multimedia technology boasts a two-megapixel camera, push email support, Internet browsing, RSS-feeds and Nokia PCSuite inbox for easy personal computer synchronization. The Nokia N91 also includes a new feature which helps you transfer contacts, calendar and gallery files between compatible Nokia devices, without having to use a PC.

For more information about Nokia Nseries including the Nokia N91, please visit www.nokia.com/nseries.

* The Live8 content available on the Nokia N91 includes the following tracks: Paul McCartney and U2, “Sgt. Pepper’s Lonely Hearts Club Band”, U2 “Beautiful Day”, Coldplay “Fix You”, Dido & Youssou N’Dour “7 seconds”, R.E.M. “Everybody Hurts”, Green Day “American Idiot”, Kaiser Chiefs “I Predict A Riot”, Annie Lennox “Why”, Maroon 5 “She Will Be Loved”, Sting, “Driven To Tears”, Good Charlotte “Lifestyles Of The Rich And Famous”, Dreams Come True “Love Love Love”, Travis “Why Does It Always Rain On Me”, James Brown & Will Young “Papa’s Got A Brand New Bag”, Faithless “We Come 1”, Placebo “Twenty Years”, Paul McCartney and George Michael “Baby You Can Drive My Car”.

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia devices that delivers unparalled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, whenever and wherever they want.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia Americas
Communications
Tel. +1 972 894 4573
E-mail: communication.corp@nokia.com

Nokia
Communications
Tel. +358 7180 34900
E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

June 06 2006

Multifunctional Mobiles Make the World Go Round

Results of Nokia Nseries Study Reveal Widespread Consumer Demand for Digital Convergence

Espoo, Finland - Almost one in two people around the world now use their mobile device as their main camera, over two thirds predict a music-enabled mobile will replace their MP3 player and nearly half want to connect up their mobile device with their home electronics. According to new research from Nokia, consumers are not only embracing convergence but clamoring for more of it.

With more and more functionality being packed into mobile devices, Nokia Nseries, Nokia’s high performance multimedia range, commissioned research in 11 countries around the globe to discover people’s views on today’s and tomorrow’s multitalented mobiles.

The world’s growing love affair with mobile devices

Multifunctional mobile devices have already replaced certain gadgets in people’s lives. Nearly half of respondents (44%) use their mobile device as their primary camera, with India being home to the most prolific mobile photographers (68%). Globally, seventy two percent now don’t use a separate alarm clock and 73% use their mobile as their main watch or clock.

When it comes to surfing the web on the move, over a third (36%) of respondents are browsing on their mobile devices at least once a month. Inevitably, Japan leads the way in mobile internet usage with 37% admitting to going online on their mobile on a daily basis.

With an ever increasing list of features, it’s not surprising that people can’t imagine life without a mobile: 94% of those questioned plan to have a mobile in the future. People in Brazil love mobiles so much that 100% believe they’ll own a mobile device in years to come. In fact, mobiles are so indispensable that over one in five (21%) would be more upset about losing their mobile than their wallet, credit cards and even their wedding ring.

Recording the impact of mobile music

Digital music has completely re-shaped the world’s music buying and listening habits: the study found 67% of people around the world now download a percentage of their music and 87% claim their music in-take has increased since owning a digital music device. Germany clocks up the most listening time: 28% admit to listening to 21 hours or more of music every week. And what is the world listening to? Pop (35%), followed by rock (21%), dance (8%) and classical (7%).

Music-enabled mobiles devices are set to be at the heart of future digital music consumption: 67% predict the mobile phone will replace their MP3 player.

A home run by mobiles

According to Nokia’s research, the world is embracing the concept of the mobile digital home where mobile devices act as household remote controls, beaming digital content like music and photos to compatible domestic devices. Almost half (42%) of respondents globally want their printer, PC, stereo, TV and mobile device interconnected. It’s Saudi Arabia that is set to be the home of the digital home - 72% even want their refrigerator included in this network.

And looking to the future, more than one in two (58%) of those questioned would like to be able to control all their household appliances via their mobile device. This is especially true in India (85%).

Commenting on the findings, Tapio Hedman, senior vice president of marketing, Multimedia, at Nokia, said: “The results strongly demonstrate that people are buying into the idea of convergence - they really do want one device that does it all, from taking quality images, to storing their music collections and operating a digitally connected home. Our goal is to make it easy for people to have all of these experiences with them all the time - in a multimedia computer. “

Results overviews are available on Music, Multimedia Computers and Digital Home.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia
Communications
Tel. +358 7180 45667

Red Consultancy, PR Agency
nokiaglobalteam@redconsultancy.com

www.nokia.com

Notes to editors

ICM Research interviewed 5,500 respondents aged 18 - 35 years old across eleven countries in March 2006.

500 interviews were conducted in the following countries Brazil, China, France, Germany, India, Italy, Japan, Spain, Saudi Arabia, UK and USA.

PRESS RELEASE

June 06 2006

Nokia launches new online retail distribution channel for N-Gage games

N-Gage owners get easy access to games through www.n-gage.com/gameshop

Espoo, Finland - Today, Nokia launched its first global digital retail distribution channel for N-Gage games. N-Gage owners can now trial, purchase and download popular N-Gage games like Pathway to Glory and Mile High Pinball from www.n-gage.com/gameshop.

To access N-Gage content, N-Gage owners simply browse the online catalogs to see what is available and then download their choices to a PC. With a compatible memory card reader and memory card, game files can then be installed to the N-Gage game deck. The price of games ranges from 19.99 to 29.99 euros per game and purchases can be made directly using a credit card.

“As we move forward with our next generation of mobile gaming, we continue to offer N-Gage owners easy ways to get games,” says Jukka Hosio, Director, Global Sales, Multimedia, Nokia. “The N-Gage platform is recognized worldwide for its high-quality mobile gaming content. By making these games available for download over the internet, we’re making it easier for N-Gage owners to find and purchase new games.”

In conjunction with this new distribution channel, N-Gage fans can experience everything the N-Gage platform has to offer at www.n-gage.com. Fans can purchase game decks and accessories, keep informed on the latest N-Gage news and features, challenge friends and strangers through N-Gage Arena and download mobile content to meet all their N-Gage gaming needs.

Nokia continues to develop and expand the N-Gage platform and the connected mobile gaming experience. Nokia’s next generation mobile gaming solution includes enhanced 3D game graphics capability and offers user-friendly search, purchase and installation of high-quality rich games as well as connected gaming with spontaneous access to a global mobile gaming community. Best of all, the solution will work with a number of Nokia multimedia devices, thus giving consumers the freedom to choose a multimedia device that best suits their individual needs.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia
Communications
Tel. +358 7180 45667

Nokia
Communications
Tel. +358 7180 34900
E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

June 07 2006

Nokia launches new solution to accelerate on-line charging

Espoo, Finland - As the charging and billing landscape is being transformed by a surge of prepaid subscribers and the convergence of networks, Nokia is taking steps to strengthen its position as a provider of advanced charging solutions with its enhanced Unified Charging Suite.

“There is a sea-change underway in charging,” says Mika Vehviläinen, Senior Vice President and General Manager, Networks, Nokia. “Most of the next billion subscribers will be pre-paid users, presenting operators with huge challenges to keep their account information up-to-date. Real-time charging is an absolute must in this changing environment. At the same time, network convergence is forcing operators to retool their charging systems to meet the needs of different types of network access. They need an on-line charging system closely integrated to the network to provide up-to-the-second charging information in a harmonized way regardless of how subscribers are accessing their services.”

“Nokia is ready to help operators manage this technology shift,” continues Vehviläinen. “With a sharp focus on sales, increased resources for future product development, and our strong existing solution, we are well positioned to expand our presence in this space and substantially grow our share of the charging and billing system market.”

The first concrete step in this campaign is the launch of the Nokia Unified Charging Suite 2.0 at Billing and Information Management Systems 2006 in London. The Unified Charging Suite is Nokia’s convergent charging solution, which allows operators to flexibly meet their entire range of charging needs. It gives operators the real-time information they need about their subscribers’ current prepaid balance - information that can’t be provided by their existing IT-based back office systems.

The Nokia Unified Charging Suite allows operators to use the same charging processes regardless of whether subscribers are post- or prepaid, are using voice or data services, or are accessing services via fixed or mobile networks. Charging can be based on access method or content.

Release 2.0 brings a new streamlined and open architecture, savings in operational costs due to functionality such as easy service deployment, and increased ARPU through targeted service offerings and bonus and loyalty programs. Convergent charging services can be offered thanks to common rating, accounts and business logic. A complete view of the customer base allows operators to gain unique insight into subscribers’ usage patterns, and use that information to create services that truly meet their customers’ needs.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks
Communications
Tel. + 358 7180 34379

Nokia
Communications
Tel. +358 7180 34900
E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

June 09 2006

Exercises with stock options of Nokia Corporation

A total of 498 939 shares of Nokia Corporation (“Nokia”) were subscribed for as of June 5, 2006 based on Nokia’s 2003 employee stock option plan. This resulted in an increase of EUR 29,936.34 in Nokia’s share capital and an increase of EUR 7,119,425.91 in shareholders equity. The new shares carry full shareholder rights as from the registration date, June 9, 2006. The shares are admitted to public trading on the Helsinki Exchanges as of the same date together with the old Nokia share class (NOK1V).

As a result of the increase, the share capital of Nokia is currently EUR 245,631,700.26 and the total number of shares is 4,093,861,671 including the shares that are held by the company.

Media enquiries:

Nokia
Communications
Tel: +358 7180 34900
Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

June 09 2006

Nokia supports Omnitel in launching their HSDPA network

The operator has selected Nokia as its sole WCDMA 3G network supplier

Palanga, Lithuania and Espoo, Finland - Omnitel today launched High Speed Data Packet Access (HSDPA) services in the city of Palanga from where the service rollout will extend to other parts of the country. With Nokia’s HSDPA solution, Omnitel will be able to operate its network more cost-efficiently and offer its customers data services at speeds of up to four times faster than current 3G speeds.

“Thanks to our recently launched WCDMA 3G network that has been now upgraded to HSDPA, we can offer our customers the best quality services, such as high speed mobile Internet connection, “ says Antanas Zabulis, CEO, Omnitel. “In today’s event we are demonstrating the exceptional speed of HSDPA together with Nokia, whose WCDMA and HSDPA solutions and rapid deployment of the network have enabled us to offer this new service to our customers.”

“This launch is an important milestone for Omnitel and Lithuania,” says Jan Lindgren, Vice President, Networks, Nokia. “Nokia HSDPA is a cost-effective, high performance solution that helps operators tackle the challenges of providing high speed, quality services with optimized cost of delivery.”

In addition to WCDMA 3G and HSDPA radio network, Nokia has delivered Omnitel Lithuania packet core network equipment, and will upgrade the operator’s existing Nokia Mobile Switching Center (MSCi) to Nokia MSC Server mobile softswitch. Nokia will provide maintenance services, and the network will be supported by the unique, multitechnology Nokia NetAct(TM) network and service management system.

Nokia is Omnitel’s sole core network and WCDMA 3G network supplier.

In WCDMA 3G, Nokia has 59 customers to date. Nokia’s high-performing HSDPA is a simple software upgrade to Nokia WCDMA networks, thus enabling cost-effective and fast rollout. In the first phase, Nokia HSDPA offers up to four times faster data services than current 3G, and consequently enhanced quality of service experience. Nokia is a leader in the HSDPA market, with over 20 contracts globally. Several network operators have already opened their HSDPA networks with the Nokia HSDPA.

Mobile softswitching and IMS are the main elements in converging networks. With over 90 customers for the MSC Server, Nokia has delivered the majority of the world’s commercial 3GPP-compliant mobile softswitches, accounting for over 75% of Nokia’s switch deliveries. Nokia is also the front-runner in IMS for fixed and mobile networks, with over 80 references for IMS solutions, such as Push to talk over Cellular and video sharing.

About Omnitel

Omnitel is the largest telecommunications company in the Baltics, member of TeliaSonera group. It provides reliable, innovative and easy-to-use services of carrying and packaging of voice, images, data, information, transactions and entertainment.

OMNITEL has gained a reputation of being the first to offer new technologies to the Lithuanian market. It was the first network operator in Lithuania to launch GSM services (in 1995and one of the first companies in Europe having introduced packet data transfer technology GPRS (General Packet Radio Service) in its network. Omnitel had launched the UMTS trial on 1 May, 2004, the day Lithuania joined the EU. The first in the country, Omnitel’s commercial UMTS network was launched in February 2006. www.omnitel.lt

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Omnitel
Daiva Selickaite,
Spokesperson
Tel. +370 686 85906
E-mail: d.selickaite@omnitel.net

Nokia, Networks
Communications
Tel. +358 7180 34379

Nokia
Communications
Tel. +358 7180 34900
E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

June 12 2006

Finnair, IBM and Nokia Improve Passenger Service at Helsinki Airport

Radio Frequency Identification Technology Streamlines Airport Ground Handling

Helsinki, Finland - Finnair is improving the efficiency of its airport operations at Helsinki-Vantaa International Airport with IBM’s RFID solutions. IBM is implementing and managing an innovative solution for the allocation of employee tasks at Northport Ltd, Finland’s leading supplier of ground handling services and a member of the Finnair Group. The wireless technology for the IBM RFID solution is supplied by Nokia.

With air traffic volumes rising, the demands on ground handling staff and resources are increasing rapidly. Northport will implement new RFID technology to streamline the allocation, workflow and reporting of passenger services, baggage handling, lounge and check-in tasks. The RFID solution is expected to improve the quality of customer service through increased efficiency and a smoother passenger experience.

Northport has used RFID technology in the past to log ground staff working hours. The solution will now be expanded to streamline management of all ground staff tasks. Northport ground staff is being equipped with RFID-enabled Nokia 5140i phones. The handsets provide information on the sequence of tasks by reading RFID tags located at key work locations.

In the past, employees had to call a service centre and enter a pin code to obtain details of their next assignment and work location. With the new system, assignments are transmitted automatically to mobile phone screens. With real-time two-way data connections, ground staff no longer needs to wait or browse multiple voice menus to locate their next task.

The solution technology is based on the Nokia Field Force Solution, consisting of mobile phones, work location RFID tags and the Nokia Field Force Service Manager software. The Nokia software connects the mobile phones and RFID tags to an IBM WebSphere-based server application and the airport work management system. Information on the location of the phones and the status of each task is routed to management

“Assigning personnel to all the tasks taking place at any given moment is a true challenge. The better information we have on all tasks, the better we can manage our workforce. Especially tough are the last minute changes of arrival schedules, which in turn result in changes in the allocation of tasks. The management needs data when and where staff is available. RFID provides us with this,” comments Mr. Jari Viitanen, VP Business Development, Northport.

“This solution is an excellent example of how a long-term working relationship with our client brings new innovations providing real value. Identifying process needs has helped to integrate technology to create true business benefits in innovative ways. The importance of wide-ranging cooperation in this project can not be overemphasized,” says Mr. Kari Hämäläinen, Country Executive, IBM Global Technology Services, IBM Finland.

“Finnair employees benefit from the ease of use and practicality of the real time solution, while carrying out their mobile work. Nokia and IBM bring the expertise on integrating emerging technology to meet the business needs of Finnair, and deliver a great customer experience,” says Mr. Petri Vesikivi, Head of Nokia Workforce Solutions at Nokia Ventures Organization.

RFID technology is ideally suited to complex locations such as airports, where logistical efficiency depends on the coordinated allocation of thousands of individual tasks. With precise information on the flights of the day and their required actions, staff resources on duty can be assigned more effectively, while precise estimates and records of task duration help boost the flexibility and precision of airport logistics, providing a streamlined route to and from the plane for passengers.

About Northport

Northport Oy, a wholly owned subsidiary of Finnair Plc, provides ground handling services, air travel check-in, as well as gate and baggage services to airlines in Finland. The company services approximately 100,000 flights and over eight million passengers annually. For more information about Northport, please visit www.northport.fi

About IBM

IBM is the world’s largest information technology company, with 80 years of leadership in helping businesses innovate. Drawing on resources from across IBM and key IBM Business Partners, IBM offers a wide range of services, solutions and technologies that help enable customers, large and small, to take full advantage of the new era of e-business on demand. For more information about IBM, visit http://www.ibm.com.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

IBM Finland
Corporate Communications
Tel. +358 9 459 5900
E-mail: ibmficom@fi.ibm.com

Northport Oy
Mr. Jari Viitanen, VP Business Development
Tel. +358 40 708 8487
E-mail: jari.viitanen@northport.fi

Nokia, Ventures Organization
Communications
Tel. +358 7180 45792

www.nokia.com

PRESS RELEASE

June 12 2006

Nokia N92 mobile TV devices to be used during football championships to enjoy live broadcasts over DVB-H technology

Espoo, Finland - Live mobile TV broadcasts will be aired to Nokia N92 mobile devices, and other DVB-H enabled devices, in a pilot project run by the German mobile network operators E-Plus, O2, T-Mobile and Vodafone this summer. The pilot started in Berlin, Hamburg, Hanover and Munich and will run until August 31 except Munich where the pilot ends on July 31, 2006. The pilot gives access to live broadcasts on mobile devices during the football championships where guests of E-Plus, O2, T-Mobile and Vodafone will be able to enjoy live TV programs.

“Nokia is extremely happy to be part of this DVB-H pilot during the football championships by offering the Nokia N92 devices. Nokia has been part of numerous DVB-H pilots around the world and this pilot is a very important milestone in moving closer to the commercial mobile TV phase” said Harri Mýýnnistýý, director, Multimedia, Nokia. “We are confident that live mobile TV will be an exciting new service for consumers, and we are looking forward to seeing the market developing fast.”

During the pilot project 14 TV channels (ARD, ZDF, Nord3, BR, RBB, RTL, Sat.1, ProSieben, n-tv, N24, VOX, MTV Music, Eurosport and a regional channel) and six radio channels are accessible live on the Nokia N92.

The mobile TV pilot is based on DVB-CBMS open standards, which is supported by a number of handset and mobile TV platform manufacturers, including Nokia.

The Nokia N92 offers easy access to live TV programs without having to sit in front of a television set. Using a Nokia N92 device, one can set reminders to watch their favorite TV programs, create personal channel lists and subscribe to TV channel packages. The outstanding new form factor offers a highly ergonomic user-experience. The usability is further enhanced by the large 2.8” anti-glare QVGA screen with 16 million colors and the dedicated media keys that deliver a rich viewing experience.

The Nokia N92, which is based on S60 3rd Edition and Symbian OS, is planned to be commercially available in mid 2006 in Europe, Africa and Asia, in countries where DVB-H services are available, with an estimated, unsubsidized sales price of approximately 600 euros.

Notes to the editors

DVB-H technology enables the TV service you are familiar with at home to be broadcast to your mobile device. DVB-H provides the best user experience in the mobile environment with excellent picture and reduced battery consumption. Up to 50 TV channels can be delivered with low cost, over one network. With extensive pilots of broadcast mobile TV currently taking place across the globe, involving leading broadcasters, mobile operators, broadcast network operators and handset manufacturers, the market for commercial broadcast services is expected to spread during 2006.

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia devices that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, whenever and wherever they want.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia
Communications
Tel. +358 7180 38194

Nokia
Communications
Tel. +358 7180 34900
E-mail: press.office@nokia.com

www.nokia.com/press
www.nokia.com/mobiletv

www.nokia.com

PRESS RELEASE

June 12 2006

Nokia views repetitive legal action by Qualcomm as recognition that the conditions applicable to license negotiations have substantially changed since the early 1990’s

Espoo, Finland - Nokia learned that Qualcomm has filed a complaint with the United States International Trade Commission (ITC) asking the commission to open an investigation into the alleged infringement by Nokia of six GSM standard related Qualcomm patents. Nokia is currently evaluating the filing and will respond as necessary.

As disclosed by both parties, Nokia’s obligations to pay royalties to Qualcomm under the current license agreement will expire on April 9, 2007. Nokia and Qualcomm are in active negotiations to extend, or replace, the current agreements.

The ITC request is the third legal action taken by Qualcomm against Nokia in the past eight months. While we are still evaluating Qualcomm’s latest action it appears that most of the patents which are the subject matter of Qualcomm letter to the ITC are believed by Nokia to be covered by Qualcomm’s prior agreements to license on fair and reasonable terms and are thus not properly subject to a request by Qualcomm to the ITC.

These repetitive legal actions, over GSM technologies that have been in the market for many years, reflect Qualcomm’s concern over the current 3G UMTS patent negotiations. These actions demonstrate that the conditions applicable to ongoing negotiations between Nokia and Qualcomm have substantially changed since the early 1990’s. At that time Qualcomm held a dominant patent position in IS-95 standard and was able to impose that position on the industry.

Since the early 1990’s Nokia has built a leading wireless intellectual property portfolio by investing over EUR 25 billion in research and development. Today Nokia’s intellectual property portfolio consists of over 10,500 patent families. As a world leader in the development of wireless communications technologies, with over 220 essential patents in GSM alone and far more essential patents than Qualcomm in 3G UMTS standard, Nokia holds a very strong patent position.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins, E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; and G) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed” or similar expressions are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 2) the availability of new products and services by network operators and other market participants; 3) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 4) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 5) competitiveness of our product portfolio; 6) timely and successful commercialization of new advanced products and solutions; 7) price erosion and cost management; 8) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond to changes in the competitive landscape; 9) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and solutions; 10) inventory management risks resulting from shifts in market demand; 11) our ability to source quality components without interruption and at acceptable prices; 12) our success in collaboration arrangements relating to development of technologies or new products and solutions; 13) the success, financial condition and performance of our collaboration partners, suppliers and customers; 14) any disruption to information technology systems and networks that our operations rely on; 15) our ability to protect the complex technologies that we or others develop or that we license from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and solution offerings; 16) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 17) developments under large, multi-year contracts or in relation to major customers; 18) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen; 19) the management of our customer financing exposure; 20) our ability to recruit, retain and develop appropriately skilled employees; and 21) the impact of changes in government policies, laws or regulations; as well as 22) the risk factors specified on pages 12 - 22 of the company’s annual report on Form 20-F for the year ended December 31, 2005 under “Item 3.D Risk Factors.”

Media Enquiries:

Nokia
Communications
Tel: +358 7180 34900
Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

June 12 2006

Cable & Wireless selects Nokia to deploy new GSM network in British Virgin Islands

Espoo, Finland - Cable & Wireless, one of the world’s leading telecommunications companies, and Nokia have agreed to expand their existing global agreement to include the supply and deployment of a GSM network in the British Virgin Islands.

“Since signing our global frame agreement this year, Cable & Wireless and Nokia have developed significant momentum,” said Dan Rudd, Chief Technology Officer, Cable & Wireless Americas & Caribbean. “In the British Virgin Islands specifically, we’re confident in Nokia’s ability to quickly and efficiently deploy the network in time for our launch.”

Nokia will be supplying GSM/EDGE base station subsystem from its radio portfolio, Nokia MSC Server mobile softswitch from its core network portfolio and Nokia NetAct(TM) network and service management system from its services portfolio. Additionally, Nokia will be providing services such as network planning, implementation, network optimization and post implementation care.

“Cable & Wireless is well-positioned to take full advantage of the fast-growing Caribbean mobile market,” said Tim Johnson, Vice President, Networks, Nokia. “With Nokia’s industry-leading equipment, solutions, and services as well as world-class experience in network deployment efficiency, C&W will have a state-of-the-art network to deliver reliable voice and data services to residents and tourists in the British Virgin Islands.”

In addition to the British Virgin Islands, Nokia supplies GSM and WCDMA 3G radio and core networks to Cable & Wireless in the Channel Islands of Guernsey and Jersey.

About Cable & Wireless

Cable & Wireless is one of the world’s leading international communications companies. It operates through two stand alone business units - International and UK.

The International business unit operates integrated telecommunications companies in 33 countries offering mobile, broadband, domestic and international fixed line services to residential and business customers, with principal operations in the Caribbean, Panama, Macau, Channel Islands and Monaco.

The UK business unit provides enterprise and carrier solutions to the largest users of telecoms services across the UK, US, continental Europe and Asia, and consumer and small business broadband services in the UK through Bulldog.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, North America
Communications
Tel. +1 972 894 4573
E-mail: communication.corp@nokia.com

Nokia, Networks
Communications
Tel. +358 7180 34379

www.nokia.com

PRESS RELEASE

June 12 2006

For the fan on the go: Nokia and DasÖrtliche bring Mobile Search to Germany

Mobile Search will lead you to your goal during the football championships

  Espoo, Finland - Nokia today announced a cooperation with DasÖrtliche to bring Mobile Search to Germany. Football fans and other Nokia users will now be able to avail of Mobile Search, a free software solution for high-performing Nokia Nseries multimedia computers and other compatible Nokia devices based on the S60 platform. Mobile Search provides people with an easy, fast and direct way to find what they want, when they want it. The Mobile Search application fast-tracks the user directly to the desired contact number. Users of this online search tool will have access to decisive local search capabilities from their compatible Nokia mobile devices, including the Nokia N70, Nokia N71, Nokia N80, Nokia N90, Nokia 6630, Nokia 6620, Nokia 6670, Nokia 6680, Nokia 6681, Nokia 6682, Nokia 7610, Nokia 6260 and Nokia 3230. With their cooperation in Germany, Mobile Search will now be at the fingertips of millions of football fans during the football championship.

“We are committed to having Internet services, like Mobile Search, available to people without the hassle of being connected to a PC,” said Ralph Eric Kunz, vice President, Multimedia Experiences, at Nokia. “Launching Mobile Search in Germany at the beginning of the football championships gives football fans and anyone else in the region access to local information. Whether they are searching for the hotel next to their preferred team or the next bar to celebrate a victory, now they can find it with few clicks on the go,” he said.

“We are happy to cooperate with Nokia, the world’s leading manufacturer of mobile devices”, said Karsten Marquardsen, Managing Director of DasÖrtliche Marketing. “Our collaboration with Nokia will allow a vast number of Nokia users to reach leading local directory information in Germany.”

Once Mobile Search has found the required destination, this clever application can direct the user to the right location with the aid of a digital map with dynamic panning and zooming, where maps are available.

Mobile Search is expected to be available in the standard sales packs of Nokia N73, Nokia N93, Nokia 6630, Nokia 6680 and Nokia 6681, and in select markets in the standard sales packs of Nokia N70 and N71. It is also offered as a free download for additional Nokia S60 devices from www.nokia.com/mobilesearch.

Mobile search enables football fans to make more out of the championships by searching for anything, from the local gift store to the tourist center. The search results reveal the relevant contact data, and with the push of a button, the user can call that pizza place directly, or choose to save it straight to Contacts. Once the desired search has been located, the integrated mapping solution can show the user how to get there, where maps are available. Share the find by sending the map as a MMS to a friend.

Mobile Search tracks the travels of the user, and automatically offers to change to available local search engines in new locations. The setting can also be changed manually, which would allow dinner reservations for a Parisian restaurant to be made from London, for example.

About DasÖrtliche

DasÖrtliche is the leading local directory in Germany. Over 90% of the German citizens know DasÖrtliche, over 80% use DasÖrtliche at least one time a year. It is edited by about 100 local publishers in cooperation with Deutsche Telekom Medien. They publish 1047 editions with a volume of more than 34 million books. In addition to the books there are also existing internet and mobile editions of DasÖrtliche. www.dasoertliche.de

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia
Communications
Tel. +358 7180 45667

Nokia
Communications
Tel. +358 7180 34900
Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

June 14 2006

Nokia and T-Mobile reveal exquisitely crafted luxury slider phone

The artistically inspired 8801 phone boasts stainless-steel strength and a distinguished design

Bellevue, Wash. and Irving, Texas, USA - Continuing to unveil unique handset designs with ‘must-have’ features and reliable service, Nokia and T-Mobile USA, Inc. today announced the availability of the distinctive Nokia 8801 phone online at www.t-mobile.com and at select T-Mobile retail stores.

Immediately recognized as a hallmark of taste and elegance, the Nokia 8801 phone is crafted of the finest materials, including high-grade stainless steel, mineral glass and a precision sliding mechanism. An iconic expression of style, the Nokia 8801 phone is certain to be a favorite of today’s mobile consumer.

“The bold design and robust feature set make the Nokia 8801 phone more than simply another handset, it’s an experience,” said John Clelland, senior vice president of segment marketing for T-Mobile USA. “We’re excited to offer T-Mobile customers a unique device to go hand-in-hand with their lifestyle.”

The Nokia 8801 phone is a conversation starter with a slim stainless steel body and bright, colorful display that slides open with power and precision. Other great features include Bluetooth connectivity, an integrated SVGA camera to capture still images and video of the latest and greatest; tri-band functionality, a speakerphone, voice recognition and active slide - allowing calls to be answered or ended with a flick of a thumb.

“The Nokia 8801 phone is certainly a well-featured mobile phone - but it is the high level of craftsmanship and uncompromising materials that make it the ultimate object of desire,” said Dirk Williamson, vice president of sales for Nokia. “The combination of the phone’s award-winning design with T-Mobile’s industry-recognized customer service will be an unbeatable draw for those consumers who demand the best of everything.”

About T-Mobile USA

Based in Bellevue, Wash., T-Mobile USA, Inc. is a member of the T-Mobile International group, the mobile telecommunications subsidiary of Deutsche Telekom AG. T-Mobile USA’s GSM/GPRS voice and data networks in the United States (including roaming and other agreements) reach more than 268 million people. In addition, T-Mobile operates the largest carrier-grade, commercial wireless broadband network in the United States, providing Wi-Fi access at more than 7,400 public locations throughout the country, with further Wi-Fi access being made available at over 27,000 international roaming locations. For more information, visit the company Web site at www.t-mobile.com.

T-Mobile® is a federally registered trademark of Deutsche Telekom AG.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products such as mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

T-Mobile USA, Inc.
T-Mobile Media Relations
Tel: +1 425 378 4002
E-mail: mediarelations@t-mobile.com

Nokia Americas
Media Relations
Tel: +1 972 894 4573
E-mail: communication.corp@nokia.com

www.nokia.com

PRESS RELEASE

June 14 2006

Nokia powers SFR’s HSDPA network in France

Nokia supplies HSDPA as part of extended radio network contract

Espoo, Finland - French operator SFR has launched its High Speed Data Packet Access (HSDPA) network in Paris and Southern France. Nokia’s HSDPA solution allows SFR to operate its network more cost-efficiently and offer its customers data services at speeds of up to four times faster than current 3G speeds.

“We are committed to introducing broadband mobile data services to our customers. They will benefit from download data speeds up to 4 times faster than current speeds available, offering for the first time a mobile experience similar to current standard DSL rates. Streaming video is a superb example of the benefits that HSDPA will bring to consumers. Already last year we demonstrated HSDPA services such as high speed streaming video, music download and business applications together with Nokia, and now the service is available to our customers,” says Paul Corbel, Chief Technical Officer, SFR. “We are very satisfied with Nokia’s HSDPA solution and their support in enabling us to launch our HSDPA service in Paris and Southern France”.

“The Nokia HSDPA solution enables SFR to leverage their new mobile data opportunities and deliver exciting high-speed services to their customers, says Olivier de Percin, Account Director, Networks, Nokia. “HSDPA users can clearly see how much faster the mobile data services, such as streaming video, are and how good the quality really is. Together with the new HSDPA Nseries devices, this HSDPA solution will bring to the mobile internet what PCs and broadband brought to the fixed internet and will widely enhance the consumer’s experiences in multimedia.”

Nokia has delivered the HSDPA solution to SFR as part of a radio network contract extended in May 2006. Nokia uses it’s unique, multivendor Nokia NetAct(TM) network to ensure the quality of service for HSDPA and has provided managed services, consulting and integration services from its business solutions portfolio.

In WCDMA 3G, Nokia has 59 customers to date. Nokia’s high-performing HSDPA is a simple software upgrade to Nokia WCDMA networks, thus enabling cost-effective and fast rollout. In the first phase, Nokia HSDPA offers up to four times faster data services than current 3G, and consequently enhanced quality of service experience. Nokia is a leader in the HSDPA market, with over 20 contracts globally.

About SFR

With 17.3 million customers and 8,000 employees, SFR is the second largest mobile telecommunications operator in France and has been the market leader in terms of net sales (new customers) since 2003. Operating its own GSM/GPRS and UMTS/HSDPA networks, SFR is able to provide a complete range of mobile telephony and multimedia services, as well as mobile data solutions to its personal, SOHO and business customers. SFR has become the operator of choice for new uses of mobile phones, having been the first operator to launch 3G  and 3G+  services on the French market, and now boasts 1.5 million exclusively 3G customers. The company is also a player on the fixed telecommunications market through its 34,9 % interest in neuf cegetel, the leading alternative operator on the French market. SFR benefits from a stable ownership structure, with two major shareholders, Vivendi (56%) and Vodafone (44%).

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Networks, Nokia
Communications
Tel. +358 71870 34379

Nokia
Communications
Tel. +358 7180 34900
Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

June 14 2006

Serious fun: feature-rich Nokia 6233 3G phone starts shipping

Espoo, Finland - Nokia announced today that it has started deliveries of the Nokia 6233 phone, a classically designed 3G model tailored for work and entertainment. In a true case where business meets pleasure, this feature-rich device is ideal for eventful days at work or more relaxed days at home.

This sleek 110-gram model offers a 2 megapixel camera, a large QVGA color screen, a digital music player, stereo speakers and a broad range of features and applications which take full advantage of WCDMA services.

“The Nokia 6233 brings the many benefits that 3G offers to a broader range of consumers,” says Aage Snorgaard, Senior Vice President, Broad Appeal, Mobile Phones, Nokia. “This feature filled phone balances performance with a classic and sophisticated design to suit all occasions. As 3G gains even greater mass-market attraction, we are confident this product will be extremely popular with consumers.”

The latest Nokia model phone to feature the Series 40 Platform 3rd Edition, the Nokia 6233 ensures that 3G services and applications can be accessed easily and intuitively. Supporting the latest messaging, browsing, music and video standards, the Nokia 6233 features a  brilliant 320 x 240 QVGA display, with an ‘Active Standby Mode’ that gives immediate access to the most-used applications.

In addition to having all the latest features to stay connected to work, the Nokia 6233 doesn’t forget how to have fun. With exciting new 3G services, such as streaming multimedia audio and video content, consumers can download the latest business news as well as sports highlights of their favorite teams.

The Nokia 6233 has a talk time of up to 3 hours and a standby time of up to 2 weeks and is expected to retail for approximately 325 EUR before applicable taxes or subsidies.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Nokia, Mobile Phones
Communications
Tel. +358 71800 8000

Nokia
Communications
Tel. +358 7180 34900
E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

June 15 2006

Nokia supports Celcom in launching HSDPA in Malaysia

Espoo, Finland - Celcom, a subsidiary of the TM Group, today launches High Speed Downlink Packet Access (HSDPA) services in Malaysia. With Nokia’s HSDPA solution, Celcom will be able to operate its network more cost-efficiently and offer its customers data services at speeds of up to 3.6 Mbps in June 2006, and this would be almost ten times faster than 3G speeds. The operator is launching three exciting 3G services, namely, “Xpax Legenda Tan Sri P. Ramlee”, “Marvel Mobile” and “Disney”.

“It is great to be able to support operators, such as Celcom, in bringing faster and better quality mobile services to consumers,” said Bill Chang, Country Director, Malaysia, Networks, Nokia. “This deal further strengthens our ties with Celcom, and shows Nokia’s commitment to bringing the most advanced mobile services to fast growing markets in Asia Pacific.”

Apart from supplying to Celcom’s expanded radio network, Nokia is also supplying the core network equipment to expand Celcom’s current 3G network to four new regions. This effectively achieves nationwide coverage for the operator. Under the agreement, Nokia is supplying the Nokia HSDPA solution with 3.6 Mbps capability, a radio access network and transmission from its radio network portfolio. From its Unified Core Networks portfolio, Nokia is providing its MSC Server mobile softswitch, IP Multimedia Subsystem (IMS) and Flexi Intelligent Service Node (ISN).

The network equipment deliveries are backed up by a wide range of services, including systems integration, network planning, deployment, project management and care services, and managed availability service for first-line maintenance. The deliveries are ongoing. The network will be supported by the multi-vendor proven Nokia NetActTM network and service management system.

In WCDMA 3G, Nokia has 59 customers to date. Nokia’s high-performing HSDPA is a simple software upgrade to Nokia WCDMA networks, thus enabling cost-effective and fast rollout. Nokia is a leader in the HSDPA market, with over 20 contracts globally, many of which are in commercial use. Several network operators have already opened their HSDPA networks with the Nokia HSDPA.

Nokia is creating seamless user experiences in converging networks thanks to mobile softswitching and IMS for fixed and mobile. With over 90 customers for its mobile softswitching, Nokia has delivered the majority of the world’s commercial 3GPP-compliant mobile softswitching. Nokia is also the front-runner in IMS for fixed and mobile networks, with over 80 references for IMS solutions, such as Push to talk over Cellular, while paving the way for network renewal with IMS-based voice and applications in fixed networks.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks
Communications
Tel. +358 7180 34379

Nokia
Communications
Tel. +358 7180 34900
E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

June 16 2006

CSL and Nokia join forces to launch online printing service in Hong Kong

Hong Kong / Espoo, Finland - CSL, a pioneer in the mobile communications market in Hong Kong, and Nokia, the global leader in mobility, today announced that CSL is the first operator globally to deploy the Nokia-developed press to print mobile imaging solution, offering CSL’s 1O1O and One2Free customers a fully integrated mobile online printing service. The online printing service offers a simple and straightforward way for 1O1O and One2Free customers to order prints of images they have captured with the Nokia N80 multimedia device.

As convenient and spontaneous as capturing the images, the Nokia press to print solution makes ordering prints of photos taken with a camera phone extremely easy and simple. With the solution preinstalled in their Nokia N80, the online printing service enables CSL customers to order multiple uncompressed high-quality prints, quickly, easily and directly from the Nokia N80, over the cellular network.

With no need for a PC or a separate photo printer, users can access the service immediately after capture or from the Nokia N80’s Gallery, select the images they want to be printed, insert an address and press Order prints. The images are transferred over the mobile network, and the user can go on with using the device for other needs. The order is then processed by Stereo, a renowned printing solution house and prints will be delivered to the supplied address and the order will be charged on the customer’s mobile bill.

“Camera phones offer people a unique ability to spontaneously capture moments wherever and whenever they want,” said Mr Bruce Lam, General Manager, Customer and Market Operations, Mobile Phones, Nokia (HK) Ltd. “The quality of advanced camera devices, such as the Nokia N80, makes printing these images a reality. While Nokia users have previously been able to enjoy the benefits of home and retail printing, the new service will help consumers ‘unlock’ images from their phone, order high-quality prints over the air, and have them delivered directly to their doorstep.”

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia (H.K.) LIMITED
Emily Hung
Tel. +852 2597 0100
Email: emily.hung@nokia.com

Nokia, Multimedia
Communications
Tel. +358 7180 38194
Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

June 19 2006

Nokia Connection 2006: Extending leadership in mobility

New product categorisation model to drive Nokia's leadership in the next wave of mobility and convergence

Expands mid-range portfolio with launch of 5 new mobile handsets

Innovative network products and solutions for operators to drive growth in their markets

Nokia Connection 2006, Singapore - Nokia today unveiled its latest showcase of new products, services and solutions at Nokia Connection 2006. The two-day event, themed "It's Your World. Express It!", brought together close to a thousand mobile operators, business partners, industry analysts and media from across the globe to discuss market trends that impact the future of the mobile industry.

Each of Nokia's four business groups - mobile phones, multimedia, networks and enterprise solutions - introduced and shared exciting products, solutions and services with industry stakeholders, in support of Nokia's overall strategy towards new markets, convergence and growth.

At the event, Nokia introduced a renewed category model of approaching its product segmentation - driven by a unique, in-depth understanding of consumers' beliefs, values and attitudes. Nokia's consumer study, the most comprehensive research of the mobile industry to date with 42,000 interviews with consumers in 16 countries across the globe, provided the insights for Nokia's category renewal.

"The category renewal will be fundamental to the way Nokia approaches its customers and consumers, and addresses their needs. Having the best consumer understanding in the industry is vital to our whole business - from initial product designs through to sales and customer care," said Robert Andersson, Executive Vice President, Customer Market Operations, Nokia, "This is an integral part of Nokia's strategy to connect the next billion mobile users, to realize the potential of digital and internet convergence, to bring about enterprise mobility and to address new business models with our operator customers to capture new growth."

Worldwide launch of 5 new mobile handsets

At the event, Nokia unveiled five new products for different consumer segments, strengthening its mid-range portfolio in WCDMA, GSM and CDMA protocols.

The new Nokia 6151 is a WCDMA-enabled phone with a 1.3 megapixel camera which offers consumers an easy to use 3G model at an affordable price. Another new addition is the new Nokia 6080 - designed with style and complemented with relevant features for one's lifestyle needs. Adding to Nokia's entry portfolio is the new Nokia 1110i, offering a range of useful features for messaging and time management.

To meet the demands of the CDMA markets, Nokia introduced the Nokia 6275, a mid-range model that provides a strong suite of features, including a 2 megapixel camera, in an attractive, well-balanced design. The Nokia 2875 offers a range of fun features, including video ring tones, video streaming, an FM radio and more. The Nokia 2875 is one of Nokia's most affordable CDMA models offering a 1.3 megapixel camera.

Enabling operators to drive growth in new markets with exciting solutions and services

Reflecting the growth of emerging markets like India, Nokia's Networks Business Group announced its Managed Services business will be led from India effective July. Managed Services will keep a significant presence in Finland. The key driver for this move is to leverage India's knowledge base and growth dynamics, the existing outsourcing industry ecosystem and its strong innovation forces. Nokia believes that this will support the accelerating growth of our Services business globally.

Another exciting MS development is that the Nokia Global Networks Solutions Center in Chennai, India is now fully operational and on track to support operator customers across the globe. The Solutions Center will perform network operation tasks for selected operator customers in the Asia Pacific region as well as Europe, the Middle East and Africa, and play a key role as part of Nokia's expanding and innovative managed services offering.

Nokia is a leader in HSPA technology, with many operators already having opened HSDPA networks using Nokia's HSDPA solution. Today, Nokia launches the Nokia Pico WCDMA Base Station, to allow network operators to fully leverage the performance benefits of HSPA and capture more indoor network traffic, thus enhancing operator revenue opportunities.

In addition, Nokia introduced the operator-hosted Nokia Business Communication Solution, which gives businesses the chance to provide their employees with a rich, access-agnostic calling experience using the same advanced voice services with a variety of fixed and mobile devices. The Nokia Eseries business optimized devices (Nokia E50, Nokia E60, Nokia E61 and Nokia E70) can all be used to access services provided by the Nokia Business Communications Solution

Another solution for operators we are highlighting is the Nokia Unified Charging Suite 2.0, a highly flexible convergent charging solution for charging for services in real-time, regardless of whether subscribers are post- or prepaid, are using voice or data services, or are accessing via fixed or mobile networks.  These solutions are important new additions to Nokia's Unified Core Networks portfolio of solutions for fixed and mobile.

Accelerating enterprise mobility with Nokia for Business

As a part of the Nokia offering on show, Intellisync Wireless Email is a full-featured email solution for businesses either as in in-house or operator-hosted solution, providing employees easy access to their email, calendar, contacts, notes and task lists. The Intellisync Wireless Email supports a wide range of mobile devices including Palm, Pocket PCs, and Symbian devices.

On show for first time in Asia Pacific, the recently introduced Nokia E50 business device offers easy to manage, secure and cost efficient business class voice communication and email capabilities for all employees. The Nokia Eseries offers the most compelling business devices portfolio incorporating Nokia's view of functional design and enterprise IT requirements.

Exciting developments for developer communities

Nokia introduced today the Nokia Content Discoverer on-device portal solution, embedded in millions of Nokia devices based on S60 and Series 40 currently available in markets worldwide, as the core technology platform for enhanced discovery and download of high-quality global and localized mobile content and applications. Nokia Content Discoverer affords mobile subscribers easy access to downloadable content through a collection of shopping mall "stores" run by their mobile network operator, leading content aggregators and branded content providers.

Nokia and SingTel, Asia's leading communications group launched the SingTel / Bridge Mobile Alliance Games Challenge 2006. With Forum Nokia as its exclusive partner, SingTel / Bridge Mobile Alliance is inviting all Forum Nokia PRO members to take up the challengeto create high quality cross-platform or multiplayer Java games.

Over the two-day event, Nokia will organize programmes tailored for the media as well as its operator customers, business partners and industry analysts to discuss key trends and issues relating to the industry, providing the platform for open dialogue and exchange of ideas to stimulate growth and realize the opportunities that lie ahead.

About Nokia
Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Asia-Pacific
Communications
Tel. +65 6723 2323
E-mail: communications.apac@nokia.com

Nokia
Communications
Tel. +358 7180 34900
Email: press.office@nokia.com

www.nokia.com

Please visit the Nokia Connection 2006 event press pages at www.nokia.com/press/nokiaconnection2006 for all event related press releases, photos, fact sheets and other press material.

For broadcast quality video material, please go to www.nokia.com/press/broadcastroom, where soundbites and other video material from the event will be made available for downloads.

PRESS RELEASE

June 19 2006

"3G For Everyone" - Nokia 6151 offers 3G benefits in most affordable package

Nokia introduces three new handsets, including its lowest cost 3G handset, an elegantly designed camera phone and a new model aimed at first-time users

Nokia Connection 2006, Singapore - Today, during its annual Nokia Connection event in Singapore, Nokia broadened its industry-leading mid-range portfolio with the introduction of two new GSM handsets, including Nokia's most affordable 3G handset to date, the Nokia 6151. The classically designed Nokia 6151 phone offers 3G performance in a sleek and compact package, while the Nokia 6080 phone presents an elegantly designed and attractively priced camera phone with an easy-to-use feature set. The Nokia 6151 is expected to begin shipping in the third quarter of 2006 and is expected to retail for approximately EUR240 before applicable taxes or subsidies. The Nokia 6080 is expected to begin shipping in the fourth quarter of 2006, and is expected to retail for approximately EUR180 before taxes or subsidies. The Nokia 1110i, the latest addition to range of phones aimed at first time users, is expected to retail for approximately EUR45, before subsidies or taxes.

"With more than 100 operators offering 3G services in the world today, consumers around the globe are now realizing the many benefits that 3G offers, ranging from faster browsing, streaming and email to music downloads and multiplayer games," said Kai Öistämö, Executive Vice President and General Manager, Mobile Phones, Nokia. "Its sleek design and affordable pricing makes the Nokia 6151 a very attractive 3G handset. Models like the Nokia 6151 are certain to make 3G services even more accessible to a broader range of consumers."

The Nokia 6151 introduces the benefits of 3G to consumers - such as streaming multimedia audio and video content, or downloading of their favourite music or video - at traditional GSM prices. The classically designed, compact handset offers a comprehensive range of features, combining Nokia's easy to use Series 40 user interface with modern day essentials like a 1.3 megapixel camera, Bluetooth connectivity and music player with micro SD memory card support. With the Nokia 6151, access to 3G services and applications is made easy and intuitive.

Features of the Nokia 6151 include

-                       1.3 megapixel camera with dedicated camera key, 4x zoom, landscape mode and video recorder

-                       30MB user memory, which can be expanded with optional microSD memory card

-                       Music player, stereo FM radio and Visual Radio

-                       Bluetooth wireless technology

-                       Push to talk

Weighing 98 grams, the Nokia 6151 has a talk time of up to 4.5 hours on GSM networks (up to 3.5 hours of talk time via WCDMA) and a standby time of up to 10 days. The new 3G handset will be available in a fresh colour selection including black, pearl white, orange, light blue and lime green colour variants. The Nokia 6151 operates in WCDMA 2100 and GSM/EDGE 900/1800/1900 networks, and will be available in Europe, Middle East, Africa and Asia.

Nokia 6080: Camera phone in black, silver and gold colours
The triband Nokia 6080 presents a stylish and compact camera phone at an affordable price point, and is primarily targeted to consumers in Asia. In an elegant black design, highlighted with silver or gold colour accents, this camera phone combines camera and video recorder capabilities with a stereo FM radio. The large colour display and illuminated keypad layout, combined with the intuitive and well-known Nokia Series 40 user interface, make the Nokia 6080 an easy-to-use companion for daily life.

For fun and entertainment, the Nokia 6080 features a stereo FM radio and MP3 ring tones, complemented by a stereo headset included in the sales package. Adding a touch of personal style, the phone can be personalized with wallpapers, themes and even a Sudoku game, especially designed for the Nokia 6080. The elegant new handset also features a blinking light effect to indicate a missed call or a received message.

To stay in touch with family and friends, the Nokia 6080 offers comprehensive functions for easy messaging and voice communication, including MMS, Nokia Xpress audio messaging, email and push to talk. Browsing for news and uploading images and videos is convenient with the phone's XHTML browser and fast data connections through EDGE. Weighing 91 grams, the Nokia 6080 offers a talk time of up to 3.5 hours and a standby time of up to 12 days, and will be available in stylish black, gold and silver colour variants.

Nokia 1110i: latest addition to range of phones aimed at first time users
Nokia 1110i emphasizes ease-of-use, reliability and affordability and the intuitive, black and white user interface makes full use of graphical icons and large font sizes. The Nokia 1110i also has a number of cost management features, including support for the Nokia Prepaid Tracker to help people monitor their phone usage, as well as other technological features which reduce the total cost of mobile ownership for consumers. Weighing 80 grams, the Nokia 1110i has a talk time of up to over 5 hours and a standby time of up to 15 days.

About Nokia
Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Mobile Phones
Communications
Tel. +358 71800 8000

Nokia
Communications
Tel. +358 7180 34900
Email: press.office@nokia.com

PRESS RELEASE

June 19 2006

Picture this: Pair of new Nokia CDMA camera phones deliver megapixel-plus images

New duo of mid-range Nokia CDMA handsets offer today's most wanted features, including Bluetooth technology

Nokia Connection 2006, Singapore - Today at Nokia's annual global showcase of new mobile devices and technology, Nokia Connection 2006, Nokia (NYSE: NOK) unveiled two new CDMA handsets, each of which bring megapixel-plus cameras and Bluetooth wireless technology to the mid-range segment. The Nokia 6275/6275i phone integrates a high-resolution 2-megapixel camera, while the Nokia 2875/2875i phone includes a high-quality 1.3 megapixel camera. Both new devices are expected to be available during the 4th quarter of 2006.

"More and more customers are recognizing and embracing the benefits of the newest mobile technologies, imaging and Bluetooth wireless technology being two of the most popular of these new features. These new mid-range phones are designed to both satisfy this demand, and to introduce consumers to other new features that will enhance their mobile experience," said Timo Ihamuotila, senior vice president of Nokia's CDMA business unit. "This new pair of Nokia phones brings exceptional design, technology and value to the CDMA marketplace."

Nokia 6275/6275i phone

With a high-resolution 262,144 color 240 x 320 pixel QVGA screen and framed by a real stainless steel accent band, the sleek Nokia 6275/6275i phone immediately captures the eye. However, what truly sets the Nokia 6275/6275i phone apart from the pack is what is found inside. Along with Bluetooth wireless technology and a 2 megapixel camera with flash and video capture capability, the Nokia 6275/6275i phone features a built-in digital music player and support for up to a 2 GB microSD memory card. Supporting a wide variety of music formats - including MP3, AAC and eAAC+, the Nokia 6275/6275i phone can hold up to thousands of music files on an optional 2 GB memory card.

Additional features of the Nokia 6275/6275i phone include an integrated FM radio, support for streaming audio and video content, and the ability to play back MP3 and eAAC+ "real music" ring tones. The Nokia 6275/6275i phone measures just 4.3 inches long, 1.7 inches wide and ..7 inches thick (109 x 42.8 x 17.2 mm) and weighs 3.7 ounces (105 g).

Nokia 2875/2875i phone

Combining an easily pocketable design with an impressive list of features, the Nokia 2875/2875i phone is engineered to offer a highly desirable device at a consumer-friendly price. Along with the crisp images delivered by the 1.3 megapixel camera, the Nokia 2875/2875i phone boasts Bluetooth 2.0 wireless technology for compatibility with a wide range of Bluetooth technology enabled devices and accessories and an easy-to-read 128 x 160 pixel 262,144 color screen for ease-of-use.

To enhance the mobile experience, the Nokia 2875/2875i phone includes a number of features designed to allow for maximum personalization and fun. Video ring tones and support for "real music" alert tone formats, including MP3, AAC, eAAC+ and more, let owners express themselves through multimedia, while video streaming support, a state-of-the-art wireless Internet browser and an integrated FM radio allow for immediate access to audio, video and web-based entertainment and informational content. The Nokia 2875/2875i phone measures 4.2 inches long, 1.7 inches wide and 0.75 inches thick (105.5 x 42.5 x 19 mm) and weighs 3.5 ounces (94g).

About Nokia
Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Americas
Media Relations
Tel. +1-972-894-4573
E-mail: communication.corp@nokia.com

Nokia, Asia-Pacific
Communications
Tel. +65 6557 2717 (Text 100 Public Relations)
E-mail: communications.apac@nokia.com

www.nokia.com

PRESS RELEASE

June 19 2006

Nokia Managed Services moves forward with new contract, strategic step

Hutchison Essar to further benefit from Nokia's cost savings know-how

Managed Services will be led globally from India effective July

Nokia Global Networks Solutions Center in Chennai now operational

Nokia Connection 2006, Singapore - Nokia's Services Business Unit announced today a new managed services contract and a strategic step up of the business, showing its mission of helping operators thrive by lowering their costs is bearing fruit, and the broader shift by the Networks Business Group from a product to a solutions focus is gathering pace.

Nokia unveiled a managed service contract extension with India's Hutchison Essar that will see it eventually run 19 of the operator's 23 circles in India, as well as take on more Essar personnel. The agreement pads Nokia's track record of 39 managed service references in 30 countries, one of the strongest in this growing business field.

Nokia also announced that Managed Services will be led globally from India effective July. Ashish Chowdhary, currently the Country Head for Networks in India, will transition over as the new global head of Managed Services by the end of the year. Ashish has played a key role in leading Nokia to the number 1 position in the fast-growing Indian infrastructure market (source: Voice & Data, June 2006) on the back of a dominant presence in the managed services business.

The move underscores Nokia's commitment to tap global services market growth, as well as India's outstanding outsourcing ecosystem and innovation pedigree.

"These announcements show Nokia's commitment to working with its customers to help them meet the challenges of today's fierce market conditions," said Bosco Novák, Senior Vice President for Services, Networks, Nokia. "Our Services strategy is firmly on track. The fact that our Global Networks Solutions Center (GNSC) in Chennai is now up and running is further proof of that."

The GNSC started operations in the first half, and will eventually act as the hub for other Nokia operations centers around the world, offering a wide variety of services including remote care, remote integration, consulting, planning and optimization.

Nokia Services boasts a broad business solution portfolio that gives operators the best tools to increase their efficiency and differentiate their offerings, with close to 20 years of experience in the field. In addition to Managed Services, which covers field operations, network availability, mobility hosting, and network performance, Nokia continues to expect growth especially in the areas of Consulting and Integration (C&I) and Service Management.

Services comprises over 30 percent of Nokia Networks' revenues, and the figure is growing.

About Nokia
Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks
Communications
Tel. + 358 7180 34379

Nokia
Communications
Tel. +358 7180 34900
Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

June 19 2006

Nokia extends its 5-year Managed Services contract with Hutchison Essar Limited in India

Nokia now manages 19 of Hutchison Essar's 23 circles; Over 200 more staff to transfer to Nokia

Nokia Connection 2006, Singapore - Nokia and leading Indian operator Hutchison Essar have deepened their managed services cooperation, with Nokia to take over network operations in 10 new circles. The contract, which extends a 5-year managed services agreement announced in January, means Nokia supplies managed services and GSM network equipment in 19 of Hutchison Essar's 23 circles, making it the clear vendor of choice for the operator.

Nokia will provide an array of solutions from its extensive business solutions portfolio, including network operations, configuration and optimization of both its own equipment and equipment from other vendors, and maintenance. Nokia welcomes over 200 Hutchison Essar staff into its Services business unit, bringing the total to over 800 since the start of the year.

"Having Nokia, a leader in managed services, run our network has proven to be extremely advantageous for us, so it's only natural that we are now extending the contract to cover additional circles. This way, we are able to free additional resources for what is required by the intense growth in the Indian market," says Asim Ghosh, Managing Director, Hutchison Essar Limited.

"The expansion in the operation of Hutchison Essar's network deepens already strong ties between the two companies," says Jorg Erlemeier, General Manager, Networks, Nokia. "Nokia services can help Hutchison Essar take full advantage of the growing Indian mobile market by helping improve operational efficiency."

The extension will see Nokia run Hutchison Essar's network operations in 10 circles, which include 3 existing circles in Maharashtra, Kerala, Tamil Nadu and seven Greenfield circles in Jammu and Kashmir, Himachal Pradesh, Madhya Pradesh, Bihar, Orissa, Assam and North East. Hutchison Essar's network will be run from Nokia's new Networks Solutions Center in India.

Nokia's Managed Services business is a key part of its Services business unit, and a core part of the company's drive to help operators enhance their service offerings and reduce costs. To date Nokia has 39 managed services contracts in 30 countries, and it expects this figure to grow in the coming years.

Nokia's operations in India include networks and terminals sales divisions, three Research and Development facilities and a manufacturing facility in Chennai that produces both terminals and GSM infrastructure equipment.

About Hutchison Essar Limited
Hutchison Essar Limited, with about 13 million* subscribers after the BPL Mobile Cellular Limited acquisition, is one of the most reputed telecom companies in India. Over the years, it has been named the 'Most Respected Telecom Company', the 'Best Mobile Service in the country', and the 'Most Creative and Most Effective Advertiser of the Year'. *Figures from Cellular Operators Association of India, 31 December 2005

About Nokia
Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Hutchison Essar Limited
Malini Sharma, Genesis Public Relations
Mobile: +91 98 2055 1217
E-mail: malini.sharma@hutch.in

Nokia, Networks
Communications
Tel. +358 7180 34379

www.nokia.com

PRESS RELEASE

June 19 2006

Nokia Pico WCDMA Base Station extends 3G and HSPA indoor coverage

New Nokia solution further enhances operator revenue opportunities

Nokia Connection 2006, Singapore - Nokia, a leader in WCDMA and High Speed Packet Access (HSPA) contracts and deployments, today announced an extension to their WCDMA 3G indoor coverage solutions portfolio. The Nokia Pico WCDMA Base Station, showcased at Nokia Connection, supports WCDMA 3G and HSPA, allowing network operators to fully leverage the performance benefits of HSPA and capture more indoor network traffic, thus enhancing operator revenue opportunities.

"The accelerating deployment of WCDMA 3G and HSPA is increasing the use of data intensive mobile applications. This trend is accentuating the importance of in-building coverage and capacity solutions for 3G", said Robin Lindahl, Vice President, Radio Networks, Nokia. "Nokia WCDMA 3G and HSPA indoor solutions help operators capture more revenue and further amplify fixed to mobile substitution."

The Nokia Pico WCDMA Base Station allows operators to easily and cost efficiently build WCDMA 3G and HSPA coverage and capacity for indoor hotspots. The wall-mountable small base station, weighing only six kg, is easy to install in office buildings, shopping malls, aiports and other places with high network traffic. The Nokia Pico WCDMA Base Station is based on 3GPP standards and will be available for operator trials and pilots later in 2006 and for commercial deployments in mid 2007.

In addition to showing the Nokia Pico WCDMA Base Station, Nokia demonstrations at Nokia Connection include video and data calls on the Nokia Flexi WCDMA Base Station, EDGE Service Continuity and Nokia Internet-HSPA.

About Nokia
Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks
Communications
Tel. +358 7180 34379

Nokia
Communications
Tel. +358 7180 34900
Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

June 19 2006

Nokia powers Smart's HSDPA network in the Philippines

Nokia Connection 2006, Singapore - After the first High Speed Downlink Packet Access (HSDPA) call in a live WCDMA network in the country, Philippines' leading wireless service provider Smart Communications Inc. (SMART) launched their HSDPA network. The solution, provided by Nokia, allows Smart to operate its network more cost-efficiently and offer its customers data services at speeds of up to four times faster than current 3G speeds.

"Our aim is to revolutionize mobile communications by enabling our subscribers to access data-rich multimedia content and application right through their handset," said Rolando Peña, Network Services Division head at Smart Communications. "To accomplish this, our engineers are working round-the-clock to establish the widest 3G network in the country in the shortest possible time."

To date, Smart has deployed more than 1,000 3G base station sites across the country. This allows more subscribers to enjoy Smart 3G services such as video calling, video streaming, high speed Internet browsing and downloading of data-rich content like full music tracks and video clips.

"Nokia is pleased to have met our rollout challenge with Smart. Deploying HSDPA is just a simple software upgrade to the Nokia supplied WCDMA network. It is for this reason why it was easy for us to make the first HSDPA call in the country which was just a month after 3G network was operational in February," says Markku Nieminen, Account Director, Networks, Nokia.

In WCDMA 3G, Nokia has 59 customers to date. Nokia's high-performing HSDPA is a simple software upgrade to Nokia WCDMA networks, thus enabling cost-effective and fast rollout.  Nokia is a leader in the HSDPA market, with over 20 contracts globally.  Many network operators have already opened their HSDPA networks with the Nokia HSDPA.

Nokia is supplying the HSDPA solution to Smart as part of the WCDMA 3G network contract announced in January 2006. Nokia has been the sole network supplier to Smart since 1998.

About Smart Communications Inc.
Smart Communications, Inc. is the Philippines' leading wireless services provider with 20.4 million subscribers on its GSM network as of end-December 2005. Of the total subscriber base served, 15.4 million are under the brands Smart Buddy, Smart Gold, addict mobile, addict mobile prepaid, Smart Infinity, Smart Kid, Smart Kid Prepaid and Smart ACeS. The remaining 5 million are serviced through its subsidiary, Pilipino Telephone Corp., under the GSM brand Talk 'N Text.

Since launching its GSM service in 1999, SMART has introduced world-first wireless data services, including mobile commerce services such as Smart Money, Smart Load and Smart Padala. SMART is a wholly owned subsidiary of the Philippines ' dominant telecommunications carrier, the Philippine Long Distance Telephone Company. For more information, please visit www.smart.com.ph

About Nokia
Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Smart Communications, Inc. (SMART)
Mon R. Isberto, Head, Public Affairs
Tel: +632 511 3101 / +632 511 3106
Fax: +632 511 3100
E-mail: publicaffairs@smart.com.ph  / rrisberto@smart.com.ph

Nokia, Networks
Communications
Tel. +358 7180 34379

www.nokia.com

PRESS RELEASE

June 19 2006

Nokia network solutions capture new business and revenue for operators

Nokia Connection 2006, Singapore - At the annual Nokia Connection event in Singapore, Nokia is unveiling new solutions to help network operators increase their revenue streams from new customers and new business segments.

"Experience shows that operators can build successful business with advanced enterprise voice services," says Roberto Loiola, Vice President, Networks, Nokia.  "Another clear trend is the growth of pre-paid subscribers and convergent networks, which pose new challenges when operators charge for services.  Today, Nokia is introducing solutions to address both of these developments."

"With the new Nokia Business Communication Solution, operators can give businesses the chance to provide their employees with a rich, access-agnostic calling experience using the same advanced voice services with a variety of fixed and mobile devices.  It combines the best of traditional enterprise voice systems with the mobile world for easy-to-use business voice services," continues Loiola.  "Another solution we are highlighting in Singapore is the Nokia Unified Charging Suite 2.0, a highly flexible solution that gives operators the means to charge for different services and access methods in real-time.  These solutions are important new additions to Nokia's Unified Core Network portfolio of solutions for fixed and mobile."

The Nokia Business Communication Solution is a hosted end-to-end SIP-based solution that helps operators and other service providers tap into the enterprise voice market by hosting advanced IP-based services for businesses.  The solution includes both network equipment and phones, such as Nokia Eseries business optimized devices, for empowering an enterprise's workforce with sophisticated voice services on the company's cellular and multiradio mobile devices or fixed IP phones.

As an operator-hosted solution, the Nokia Business Communication Solution provides an economical way for firms to implement fixed business voice services -- such as short-number dialling, one business number, and one call transfer -- combined with mobility.  Staff can now enjoy these services from home, the office and public hotspots, over WLAN or cellular networks such as GSM or 3G.

The solution is made up of the Nokia Business Communication Application Server, Nokia handsets and client software, and a web-based tool that allows enterprises to manage their services themselves.  It also includes a comprehensive range of system integration services to streamline interworking with an enterprise's existing PBX systems.  The solution can be an integral part of an advanced IP Multimedia Subsystem environment such as the Nokia IMS for fixed and mobile.  In addition, the Nokia MSC Server System mobile softswitch brings additional benefits to operators who deploy the Nokia Business Communication Solution.

The Nokia Eseries business optimized devices (Nokia E50, Nokia E60, Nokia E61 and Nokia E70) can all be used to access services provided by the Nokia Business Communications Solution.  The solution is available immediately for trials, and in Q4 2006 for commercial deployment.

The Nokia Unified Charging Suite, Nokia's convergent charging solution, provides a harmonized approach to charging, regardless of whether subscribers are post- or prepaid, are using voice or data services, or are accessing via fixed or mobile networks.  It provides up-to-the-second charging information, which allows operators to avoid pre-paid account overruns, for example, or to offer creative bonus and loyalty programs based on usage.  Release 2.0, also recently launched in Europe, is available in Q4 2006.

Nokia is creating seamless user experiences in converging networks thanks to mobile softswitching and IMS for fixed and mobile.  With close to 100 customers for its mobile softswitching, Nokia has delivered the majority of the world's commercial 3GPP-compliant mobile softswitching.  Nokia is also the front-runner in IMS for fixed and mobile networks, with over 85 references for IMS solutions, such as Push to talk over Cellular, while paving the way for network renewal with IMS-based voice and applications in fixed networks.

About Nokia
Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks
Communications
Tel. + 358 7180 34379

Nokia
Communications
Tel. +358 7180 34900
Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

June 19 2006

Nokia and SingTel Launch Mutliplayer Game Quest to Forum Nokia PRO developers

Nokia Connection 2006, Singapore - Nokia, the world leader in mobile communications, and SingTel, Asia's leading communications group, today announced the launch of the Nokia and SingTel Multiplayer Game Quest 2006. With Forum Nokia, the world's leading mobile developer programme as its exclusive partner, SingTel is inviting all Forum Nokia PRO members to take up the challenge to create high quality cross-platform or multiplayer Java(TM) games. Up to 20 privileged finalists will have the opportunity to develop and offer their games for commercial distribution through SingTel Mobile, and potentially with Bridge Mobile Alliance to more than 80 million subscribers in Asia Pacific under the alliance's regional content sharing initiative.

The challenge invites developers to send in their proposals for the following categories: cross platform gaming (simultaneous gameplay between mobile devices and fixed devices), multiplayer gaming for the male segment, and also for the female segment. The games should run on Nokia's Java(TM)-enabled mobile devices.

Developers are required to submit their proposals for the Nokia and SingTel Multiplayer Game Quest by 14 July 2006. After the first round of judging, companies that had submitted the top 20 proposals will be invited to develop their games by mid-October 2006. Winners and runners-up in each category stand to walk away with the opportunity to launch their winning games with up to 9 operators in the region, cash prizes and Nokia devices.

Shankar Meembat, Regional Director, Forum Nokia, Asia Pacific, said, "Forum Nokia's PRO community comprises members who are dedicated to creating effective applications for mobile devices. The Nokia and SingTel Multiplayer Game Quest invites them to pit their creativity and game development skills against one another, but more importantly, to develop cross-platform and multi-player games that will not only provide revenue opportunities for SingTel and the Bridge Mobile Alliance consortium, but also hours of fun gaming for consumers."

Nokia currently has more than 400 members in its Forum Nokia PRO community, including leading games developers in the Asia Pacific region like Indiagames (India), Paradox Studios (India), Activate Interactive (Singapore), Noumena Innovations (Hong Kong) and KongZhong Mobile (China).  Popular applications for mobile devices, such as Hinter Wars (Activate Interactive) and MGS 3.0 (Noumena Innovations) are examples of games created by Forum Nokia PRO members.

Mr Low Ka Hoe, SingTel's Director, Content, said, "The Nokia and SingTel Multiplayer Game Quest is a platform for us to offer new and innovative cross platform multiplayer games for our loyal customers in Singapore and subscribers with our affiliates across the region. This is made possible through the expertise of the Forum Nokia PRO community. This initiative comes at a time when there is a growing demand for cross platform and multiplayer games from mobile phone users. This can be observed from our GamesXtreme League portal (www.gxleague.com), where competitive gaming goes beyond traditional PC and console devices. Connected gaming on-the-move is now a fast emerging trend. By embracing and delivering services built on converged technology, SingTel leads the industry both locally and in the region by providing customers with exciting and new content and user experiences."

More information about the SingTel Multiplayer Game Quest can be found at www.fnpro-apac.com.

About SingTel
SingTel is Asia's leading communications group with operations and investments around the world.  Serving both the corporate and consumer markets, it is committed to bringing the best of global communications to customers in the Asia Pacific and beyond.

With significant operations in Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

To serve the needs of multi-national corporations, SingTel has a network of 37 offices in 19 countries and territories throughout Asia Pacific, Europe and the United States. These offices enable SingTel to deliver reliable and quality network solutions to its customers, either on its own or jointly with local partners.

The Group also has major investments in Bangladesh, India, Indonesia, the Philippines and Thailand. Together with its regional partners, SingTel is Asia's largest multi-market mobile operator, serving 85 million customers in seven markets.

SingTel employs about 20,000 people worldwide and had a turnover of S$13.14 billion (US$8.12 billion) and net profit after tax of S$4.16 billion (US$2.57 billion) for the year ended 31 March 2006.  More information can be found @ www.singtel.com  and www.optus.com.au.

About Forum Nokia
Nokia's global developer program, Forum Nokia connects developers to tools, technical information, support, and distribution channels they can use to build and market applications around the globe. From offices in the U.S., Europe, Japan, China, and Singapore, Forum Nokia provides technical and business development support to developers and operators to assist them in achieving their goal of successfully launching applications and services to consumers and enterprises. More information is available at www.forum.nokia.com.

About Nokia
Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Asia-Pacific
Communications
Tel. +65 6557 2717 (Text 100 Public Relations)
E-mail: communications.apac@nokia.com

Nokia
Communications
Tel. +358 7180 34900
Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

June 19 2006

'Nokia Content Discoverer' Opens Door to Expanded Mobile Content Offerings on Millions of Nokia Devices Worldwide

On-Device Portal Announcement Supported by Agreements with Leading Content Aggregators and Multiple Service Delivery Platform Providers

Nokia Connection 2006, Singapore - Nokia today announced the global launch of its Nokia Content Discoverer on-device portal solution, embedded in millions of Nokia devices based on S60 and Series 40 currently available in markets worldwide, as the core technology platform for enhanced discovery and download of high-quality global and localized mobile content and applications.

Nokia Content Discoverer, representing the evolution of Nokia's end-to-end Preminet content discovery and delivery ecosystem for mobile service providers, affords mobile subscribers easy access to downloadable content through a collection of shopping mall "stores" run by their mobile network operator, leading content aggregators and branded content providers.

Powered by integration with leading service delivery solution providers Handango, Jamster, End2End, Plus Four Six and Qpass, Nokia Content Discoverer can exist simultaneously on the device with any other retail client, opening the door for consumers to a multitude of branded and aggregated content over mobile networks worldwide.

Nokia Content Discoverer lets operators customize the client, offer their own branded content and drive higher adoption rates, repeat transactions and additional revenues. Nokia Content Discoverer also allows operator flexibility in content hosting, providing options for hosting by the operator, the service delivery platform provider or in conjunction with Nokia Mobility Hosting.

Nokia today also announced agreements for the provision through Nokia Content Discoverer of localized content and applications by eight leading regional content aggregators in Asia, Europe, Africa and the Middle East, complementing existing global agreements with leading mobile content aggregators Handango, Jamster and Nokia Software Market. (See separate release.)

"Nokia is pleased to unveil Nokia Content Discoverer as its core platform technology for driving easy discovery, download and purchase of mobile content over virtually any mobile network and any delivery platform, using leading Nokia devices based on S60 and Series 40 Platforms" said Lee Epting, vice president, Forum Nokia, Nokia's global developer support program. "Working with leading content providers, aggregators and delivery platform providers, the Nokia Content Discoverer on-device portal will enhance the end-user mobile shopping experience, drive repeat usage of content services and increase revenues to the benefit all players in the mobile value chain."

Compatible with leading Nokia handsets based on S60 and Series 40, Nokia Content Discoverer is embedded as an on-device portal in eight Nokia handset models comprising millions of devices currently in the marketplace through leading mobile operators and retail outlets worldwide. An additional six handset models carrying the embedded Nokia Content Discoverer client are slated to ship to global markets by end-2006.

Using Nokia Content Discoverer, mobile subscribers are able to easily discover, download and purchase localized content, applications and services, including Symbian C++ applications for S60, Java(TM) games and productivity applications, logos and background images, ring tones and True Tones, video clips and files, full-track music and Flash content. Mobile users will experience a greatly enhanced content shopping experience through Nokia Content Discoverer's advanced on-device caching of content catalog metadata and integrated preview/prelisten and installation capabilities, speeding time to discovery and download and facilitating easy purchase of mobile content.

"Nokia Content Discoverer will help to considerably expand Handango's addressable market, as millions more consumers will now be able to access Handango content through the on-device Nokia Content Discoverer client embedded in S60 and Series 40 devices," said Doug Ortega, COO, Handango. "Enabling consumer access to content directly from the device is key to success in the mobile content market."

"Integration of the Qpass Content Delivery Solution with Nokia Content Discoverer provides Qpass with an exciting opportunity to provide infrastructure for delivery of advanced content and data services to the ever-broader number of mobile content consumers present in today's marketplace," said Eric Harber, vice president of business development and marketing, Qpass, Amdocs Digital Commerce Division. "Working together with Nokia we will enable operators, content providers and aggregators to leverage Qpass tools and capabilities for the sourcing, merchandising, and delivery of premium content and services to mobile subscribers worldwide."

"We are very excited to be integrating our service offering with Nokia's on-device portal for improved access to advanced content and applications," said Ralf Wenzel, business development director, Jamster. "Jamster understands that client deployments are a key growth driver for digital goods and services. We are continuing to see increased demand from mobile operators for different client technologies and the Nokia Content Discoverer offers us greater business opportunities."

Nokia Content Discoverer is currently embedded in select Nokia devices based on S60 and Series 40 available in the global marketplace, including the Nseries multimedia devices (Nokia N70, N71, N72 and N80), Eseries devices for enterprise users (Nokia E60, E61 and E70), Nokia 3250 handsets currently available in mainland China and Nokia 6131 devices in China and other Asia-Pacific markets. The on-device portal also is slated to be shipped by end-2006 to markets worldwide embedded on six additional Nokia handset models, including the Nokia N73, N93, E50, 5500, 6070 and 6233.

More information about Nokia Content Discoverer is available online at: www.forum.nokia.com.

To download the Nokia Content Discoverer client to additional Nokia devices based on S60 Platform visit: www.nokia.com/catalogs.

About Forum Nokia
Nokia's global developer program, Forum Nokia connects developers to tools, technical information, support, and distribution channels they can use to build and market applications around the globe. From offices in the U.S., Europe, Japan, China, and Singapore, Forum Nokia provides technical and business development support to developers and operators to assist them in achieving their goal of successfully launching applications and services to consumers and enterprises. More information is available at www.forum.nokia.com.

About Nokia
Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Trademarks:
All trademarks and registered trademarks are the property of their respective owners.

Media Enquiries:

Nokia, Americas
Communications
Global Developer Program, Charles Chopp
Tel. +1 972 894 4573
E-mail: communication.corp@nokia.com

Nokia
Communications
Tel. +358 7180 34900
Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

June 19 2006

Nokia Unveils Regional Content Aggregation Deals for Nokia Content Discoverer On-Device Portal

Agreements Give Mobile Consumers Access to Vibrant, Localized Content Offerings through Advanced "Shopping Mall" Experience on Millions of Nokia Mobile Devices

Nokia Connection 2006, Singapore - Nokia today announced a series of new agreements with leading regional mobile content aggregators for distribution of high-quality localized content and applications to mobile subscribers worldwide through its on-device Nokia Content Discoverer portal, embedded in millions of Nokia devices based on S60 and Series 40 currently available in markets around the globe.

The initial agreements with regional content aggregators announced today join Nokia's existing agreements with aggregators that include Handango, Jamster and Nokia Software Market to give mobile consumers using Nokia devices an advanced mobile content "shopping mall" experience through the device-resident Nokia Content Discoverer client. Using Nokia Content Discoverer, mobile consumers are able to easily discover, download and purchase localized logos and background images, ring tones and True Tones, Java(TM) games and productivity applications, Symbian C++ applications for S60, video clips and files, full-track music and Flash content.

Today's announcement of the provision of localized content and applications for Asia, Europe, Africa and the Middle East through Nokia Content Discoverer includes content aggregation agreements with Taiwan-based PocketNet Technology and Auer Media & Entertainment, Indonesia-based PT Hypermind and Elasitas, Australia-based Mobilemode, Toulouse, France-based Index Multimedia, Future Communications Company in Kuwait, and Dubai-based Itsalat International. Additional content aggregation agreements for the Asia-Pacific (APAC), Middle East and Africa (MEA), European, and North American markets are expected to follow throughout 2006.

Nokia Content Discoverer, the evolution of Nokia's end-to-end Preminet content discovery and delivery ecosystem for mobile operators, facilitates easy access to downloadable content by mobile subscribers through a collection of shopping mall "stores" run by their mobile service provider, leading content aggregators and branded content providers. While browsing the content stores in the mobile mall, consumers' experience of content shopping is greatly enhanced through Nokia Content Discoverer's advanced on-device caching of content catalog metadata, as well as integrated preview/prelisten and content installation capabilities.

Compatible with leading Nokia handsets based on S60 and Series 40, Nokia Content Discoverer is embedded as an on-device portal in eight Nokia handset models comprising millions of devices currently in the marketplace through leading mobile operators and retail outlets worldwide. An additional six handset models carrying the embedded Nokia Content Discoverer client are slated to ship to global markets by end-2006.

"As mobile devices shift from delivery of basic telephony to an entire range of data services, the user experience in high-value activities such as mobile content shopping becomes critical to all players in the mobile value chain - operators, content providers and consumers," said Brad Brockhaug, director, business development and channels, Forum Nokia, Nokia's global developer program. "Nokia is pleased to facilitate the easy discovery, download and purchase of localized mobile content from these leading regional aggregators through Nokia Content Discoverer, enabling an enhanced mobile content shopping experience for the rapidly growing number of content-savvy mobile consumers in markets worldwide."

Initial Asia-Pacific region (APAC) aggregators announced today who will provide regional, localized content through Nokia Content Discoverer include:

-                       Auer Media & Entertainment, a leading mobile content provider based in Taiwan, offering digital products that include True Tones, polyphonic ringtones and graphics (www.auer.com.tw);

-                       PT Elasitas, Multi Kreasi (Elasitas), a leading mobile value-added service provider in Indonesia, focusing on next-generation mobile technologies and premium content (www.elasitas.com);

-                       PT Hypermind, a wholly owned subsidiary of MonsterMob UK Group, providing high quality tones, high-res personalizable graphics, Java(TM) games and other unique mobile content for effective service provider differentiation (www.shabox.net);

-                       Mobilemode, an Australia-based specialist in providing the 'hippest' music, games, images and video content services from around the world (www.mobilemode.com); and,

-                       PocketNet Technology, a Taiwan-based pioneer in distributing mobile content over a variety of channels throughout the Asia-Pacific region (www.pocketnet.com.tw).

"Mobilmode believes that as content consumption reaches the Asia-Pacific mass market consumer today, Nokia Content Discoverer is a solution the market needs to make it extremely easy to access and download content," said Jarno Salmivuori, CEO, Mobilmode "Nokia Content Discoverer supports

Mobilemode's vision of offering a variety of quality content and services to a broad base of Asia-Pacific consumers and will help us to tap the huge market potential of the content download business."

"PocketNet is constantly on the lookout for ways to increase our reach to end consumers beyond our strong portfolio offering of content to consumers via web and WAP sites in Taiwan today," said Paul Wu, COO, PocketNet Technology Inc. "We believe Nokia Content Discoverer offers consumers an easy way to access and purchase content and applications using a wide range of Nokia devices and we're confident that by offering our content through the client, we will immediately increase our base of consumers and increase revenue from content consumption and application downloads."

Initial aggregators providing content through Nokia Content Discoverer for Europe, and the Middle East and Africa (MEA) region include:

-                       Future Communications Company, a Kuwait-based ISO 9001 company offering users in the Middle East & Africa and rest of the world authentic Arabic digital content including ringtones, wallpapers, video clips and (Fall '06) games (www.fcc-kuwait.com);

-                       Index Multimedia, a Toulouse-based subsidiary of Index Corporation, one of the largest suppliers of mobile telephony services and content in Japan, providing added-value mobile products and services to the general public and business world in Europe  (www.indexmultimedia.com); and,

-                       Itsalat International, a Dubai-based provider of downloadable entertainment content to the Arab world, including ring tones, graphics, themes, wallpapers, games and software (www.i2-mobile.com);

"By combining simplicity of use and huge coverage, two of the key factors for success in the mobile content industry, Nokia Content Discoverer will allow Index Multimedia to massively diffuse its rich content throughout the world," said Philippe Pisani, Sales Director, Index Multimedia.

Nokia Content Discoverer is currently embedded in select S60 and Series 40 devices available in the global marketplace, including the Nseries multimedia devices (Nokia N70, N71, N72 and N80), Eseries devices for enterprise users (Nokia E60, E61 and E70), Nokia 3250 handsets currently available in mainland China and on Nokia 6131 devices in China and other Asia-Pacific markets. The on-device portal also is slated to be shipped by end-2006 to markets worldwide embedded on six additional Nokia handset models, including the Nokia N73, N93, E50, 5500, 6070 and 6233.

More information about Nokia Content Discoverer is available online at: www.forum.nokia.com.

To download the Nokia Content Discoverer client to additional Nokia devices based on S60 Platform visit: www.nokia.com/catalogs.

About Forum Nokia
Nokia's global developer program, Forum Nokia connects developers to tools, technical information, support, and distribution channels they can use to build and market applications around the globe. From offices in the U.S., Europe, Japan, China, and Singapore, Forum Nokia provides technical and business development support to developers and operators to assist them in achieving their goal of successfully launching applications and services to consumers and enterprises. More information is available at www.forum.nokia.com.

About Nokia
Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Trademarks:
All trademarks and registered trademarks are the property of their respective owners.

Media Enquiries:

Nokia, Americas
Communications
Global Developer Program, Charles Chopp
Tel. +1 972 894 4573
E-mail: communication.corp@nokia.com

Nokia
Communications
Tel. +358 7180 34900
Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

June 19 2006

Nokia Flagship Stores to offer unique wireless shopping experience for US customers

First US Nokia Flagship Store to open on Chicago's Magnificent Mile followed by New York's famed Fifth Avenue

Chicago, IL, USA - Beginning on June 24th, Chicago's world-famous 'Magnificent Mile' shopping district will be home to the first Nokia Flagship Store in the United States, the second to be opened in the world. Designed to elevate the often humdrum task of buying a wireless device into the kind of pleasurable shopping experience normally associated with exclusive upscale boutiques, Nokia Flagship Stores, each of which are owned, managed and operated by Nokia, will be debuting in a number of the world's most prestigious shopping districts throughout 2006 and 2007, including New York's Fifth Avenue in the fall of 2006.

Each Nokia Flagship Store features a carefully crafted retail environment ringed with state-of-the-art multimedia displays. These displays interactively walk guests through the features and benefits of a wide range of Nokia products and even allow them to send text messages that can then be seen on not only the local store displays, but in other Nokia Flagship Store locations around the world.

As interactive displays allow guests to learn about the latest in wireless technology on their own, the attentive Nokia Flagship Store team is close at hand to walk guests through any questions or concerns that they may have regarding wireless technology. All Nokia Flagship Store team members are highly trained graduates of Nokia's award-winning Nokia Academy program, allowing them to provide accurate, personalized guidance on topics of interest ranging from choosing the perfect phone for each guest to explaining how to get the most out of the features found on today's wireless devices.

Along with a wide selection of Nokia handsets, the Chicago Nokia Flagship Store will also be home to the first Vertu Lounge "store-in-a-store" in the United States.  Marked by the highest possible level of craftsmanship and materials, the Vertu line includes the Signature and Ascent series of handsets. Each Vertu personal communication device is individually hand crafted with materials not found on any other wireless device, including sapphire crystals, fine leather, polished ceramic, ruby bearings and luxurious housings of gold, stainless steel, titanium and other fine metals.

"Just a few years ago, consumers looking to purchase a mobile phone only had to choose from a limited selection of voice-only devices. Today, the choices have increased exponentially - with specific wireless devices designed to meet virtually any customer need or desire. The Nokia Flagship Store concept was developed to offer consumers unparalleled selection and guidance in this complex environment, and to do it in a way that transforms the process of acquiring a new wireless device from a task into a pleasure," said Cliff Crosbie, director of global retail and trade marketing for Nokia. "By locating the Nokia Flagship Stores in the world's premier shopping locations, like Michigan Avenue in Chicago and Fifth Avenue in New York, we will be attracting people who truly enjoy the experience of shopping, and we think that the service, selection and surroundings that we are delivering will exceed the expectations of even these most experienced shoppers."

Along with being a showplace for Nokia's range of devices, the Nokia Flagship Store will act as a retail laboratory that will benefit the over 300,000 outlets that make up Nokia's retail and operator channel globally. "While the Nokia Flagship Stores are an important part of our overall retail strategy, the vast majority of Nokia's sales will be made by the hundreds of thousands of operator and retail locations around the world that make up Nokia's global retail distribution network," said Crosbie. "One important goal of the Nokia Flagship Store program is to determine the most impactful methods of retailing Nokia's product line, and sharing those learnings across Nokia's retail and operator channels."

About Nokia
Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Americas
Media Relations
Tel. +1 972 894 4573
Email: communication.corp@nokia.com

Nokia
Communications
Tel. +358 7180 34900
Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

June 19 2006

Nokia to demonstrate 3.6 Mbps HSDPA with MobileOne at Nokia Connection

Nokia Connection 2006, Singapore - Nokia and MobileOne (M1) will demonstrate live mobile data connection supporting 3.6 Mbps at Nokia Connection in Singapore. The first 3.6 Mbps demonstration in Asia reinforces Nokia's technology leadership and showcases developments in High Speed Downlink Packet Access (HSDPA), an upgrade to WCDMA 3G networks.

With 3.6 Mbps, more and faster data services can be delivered over-the-air as it roughly doubles the speed of what can be achieved with today's maximum HSDPA data rate. In practice, the download time of a typical music file will be less than 10 seconds. The 3.6.Mbps capability will be commercially available from Nokia at the end of June.

Mobile broadband services such as video streaming of, for example, movie trailers will be demonstrated at 3.6 Mbps. The quality of the service will be DVD-like. M1's commercial network equipment, supplied by Nokia, will be used for the demonstration, which will be made from a laptop using a data card.

"Today's demonstration shows that 3G and HSDPA development is moving forward in an accelerated pace. At Nokia, we create solutions that can help operators cost-effectively support consumers' increasing interest in and use of high speed and quality data services," says Alex Tan, Account Director, Networks, Nokia.

"This is an exciting demonstration for M1 as it clearly shows the benefit of HSDPA to our customers, who will be able to access the Internet and their emails and download content much faster over HSDPA than over WCDMA or GSM/GPRS network," says Patrick Scodeller, Chief Technical Officer, M1.

The demonstrations will take place in the Suntec City Convention Centre, Level II Ballroom, M1/Nokia demo stand during the event.

In WCDMA 3G, Nokia has 59 customers to date. Nokia's high-performing HSDPA is a simple software upgrade to Nokia WCDMA networks, thus enabling cost-effective and fast rollout. In the first phase, Nokia HSDPA offers up to four times faster data services than current 3G, and consequently enhanced quality of service experience. Nokia is a leader in the HSDPA market, with over 20 contracts globally, many of which are in commercial use.

Nokia HSPA is made up of two key technologies, HSDPA (High Speed Downlink Packet Access) and HSUPA (High Speed Uplink Packet Access), offering breakthrough data speeds theoretically up to 14.4 Mbps in the downlink and up to 5.8 Mbps in the uplink.

Nokia has been one of M1's network equipment suppliers since 1997.

About M1
M1, Singapore's most exciting and innovative mobile and IDD service provider, was launched in April 1997. Since then, it has made significant inroads into the local mobile communications market, gaining considerable brand presence and market share. M1 aims to be the leader in personal voice and data communications, focusing on value, quality and customer service. More information on M1 is available at www.m1.com.sg

About Nokia
Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks
Communications
Tel. +358 7180 34379

Nokia
Communications
Tel. +358 7180 34900
Email: press.office@nokia.com

www.nokia.com

Note to editors:
First commercial data cards for laptops supporting 3.6. Mbps are expected from different vendors during the second half of 2006.

PRESS RELEASE

June 19 2006

Nokia and TeliaSonera Sweden trial broadcast mobile TV using DVB-H technology and Nokia N92 mobile TV devices

TeliaSonera marks a new customer for Nokia Mobility Hosting

Espoo, Finland - Today, during the annual Nokia Connection event in Singapore, Nokia announces a new contract with TeliaSonera Sweden for a complete DVB-H trial system, including Nokia Mobile Broadcast System 3.0 and Nokia N92 mobile TV devices, underpinned by Nokia's hosting and systems integration know-how.

The contract highlights Nokia's strong end-to-end capability as the system comprises of products and solutions from Nokia's Multimedia and Networks business groups.

The system is currently being installed at the Nokia facility in Kista, Stockholm, supported by Nokia's consulting and integration services. The system will be hosted and managed by the Nokia team, to allow TeliaSonera Sweden to offer the full benefits of mobile television. The system will be in extensive use in Gothenburg and Stockholm from early August until year-end. TeliaSonera marks a new customer for Nokia Mobility Hosting.

"Nokia is very pleased to be working so closely with TeliaSonera Sweden in this new area of DVB-H based mobile TV. We believe strongly in the capability of this technology as well as in the mobile TV service, and we are looking forward to verify the full potential of mobile TV together with TeliaSonera Sweden," says Jan Lindgren, Vice President, Networks, Nokia.

Nokia delivers a complete DVB-H system including Nokia Mobile Broadcast System 3.0 and Nokia N92 devices.

"Broadcast mobile TV is an interesting new service for TeliaSonera Sweden to consider. It fits well with our ambition to offer our customers a wide range of innovative services while at home as well as on the move. By trialing the DVB-H technology together with Nokia we can further explore the possibilities in this area and gain an even better understanding of our customers' expectations," says Anders Bruse, Senior Vice President, Products and Services, TeliaSonera Sweden.

DVB-H technology complements existing operator networks, optimizing capacity and quality. It offers consumers the chance to enjoy high quality terrestrial digital broadcasts along with voice telephony and internet access all in a single device. Broadcast mobile TV will offer new business opportunities for mobile service providers, content and broadcast companies, infrastructure and handset manufacturers as well as technology providers.

The feedback from different mobile TV pilots has been promising. The recent interim results from the Oxford mobile TV trial showed that there is clear consumer demand for the service and that 83% of the pilot participants are satisfied with the end-to-end service provided.

About Nokia
Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia
Communications
Tel. +358 71800 8000

Nokia
Communications
Tel. +358 7180 34900
Email: press.office@nokia.com

www.nokia.com
www.nokia.com/mobiletv

Notes to the editors:
DVB-H technology enables the TV service you are familiar with at home to be broadcast to your mobile device. DVB-H provides the best user experience in the mobile environment with excellent picture and reduced battery consumption. Up to 50 TV channels can be delivered with low cost, over one network. With extensive pilots of broadcast mobile TV currently taking place across the globe, involving leading broadcasters, mobile operators, broadcast network operators and handset manufacturers, the market for commercial broadcast services is expected to spread during 2006.

PRESS RELEASE

June 20 2006

Easy blogging with Nokia and Globe

Manila, Philippines and Espoo, Finland - Globe Telecom, the leading telecommunications operator in the Philippines, and Nokia, the global leader in mobility, today announced that Globe is the first operator in the world to offer their customers a fully integrated mobile online sharing experience with the newest compatible Nokia Nseries multimedia computers.

Without the need to download or install any additional applications, Globe customers can now upload their photos and video clips directly from their compatible Nokia Nseries device to G-Blogs, Globe's mobile blogging service. The first devices to support this feature are the Nokia N93 and Nokia N73 multimedia computers.

Moreover, Globe customers can also post entries to G-Blogs directly through Nokia Lifeblog. Nokia Lifeblog is a unique collection and storage solution for personal multimedia content, where, with the push of a button, content from a Nokia handset can conveniently be transferred to a compatible PC or to an online blog. Nokia Lifeblog is available in all Nokia Nseries devices and other Nokia devices such as the Nokia 3230, Nokia 7610, Nokia 6680, Nokia 6681, Nokia 6630 and Nokia 6260. More information on how to use Nokia Lifeblog with G-Blogs can be found at www.g-blogs.com.

"Online sharing is one of the hottest trends to hit the cyber scene," said Mikko Pilkama, director, Multimedia, Nokia. "More and more people each day use blogging as a medium to share their thoughts and daily musings with the rest of the world, and we are thrilled that Globe has chosen Nokia's integrated online sharing solution to make blogging as easy and convenient as possible for their customers."

"G-Blogs is the service of choice for people who want to stay connected to and updated about their online communities," quipped Rina Azcuna, head, Value-Added Services, Globe. "We are delighted to cooperate with Nokia in providing a mobile blogging experience like no other."

Easy to Use

Nokia has enhanced the image Gallery on the device to enable photographers to share full size images that they have taken with their Nokia Nseries multimedia computers. This enhancement allows access to one or several online services, such as G-Blogs. The Nokia N72, Nokia N73 and Nokia N93 are the first Nokia devices to make use of this integration, which is found in the gallery and camera applications.

About Globe
Globe Telecom is one of the leading providers of digital wireless communications services in the Philippines using a full digital network based on the Global System for Mobile Communication (GSM) technology.  It also offers domestic and international long distance communication services.  Globe owns 100% of Innove Communications, Inc. which provides a broad range of wireline voice and data communication services and currently operates a cellular service under the Touch Mobile (TM) prepaid brand.

About Nokia
Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Globe Telecom
Ms. Rina Azcuna
Head, Value-Added Services Product Business Group
Tel. +632 730 3246
Email: aaazcuna@globetel.com.ph

Nokia, APAC
Communications
Tel. +65 6557 2717 (Text 100 Public Relations)
Email: communications.apac@nokia.com
www.nokia-asia.com

Nokia, Multimedia
Communications
Tel. +358 7180 38194
Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

June 21, 2006

Podcasts on the go with Nokia N91

Nokia Podcasting Application let’s you discover and download podcasts on your mobile device

Espoo, Finland - Today, Nokia introduced the beta release of the Nokia Podcasting Application that makes it easy to discover and download podcasting content on the go. Available for the Nokia N91 and other Nokia S60 3rd edition devices, the application enables people to find and download supported audio and video podcasts directly to your Nokia Nseries multimedia computer. The free application can be downloaded from www.nokia.com/podcasting.

“Podcasting is a rapidly growing communications medium with more and more people accessing and creating them every day. Many news agencies, for instance, already offer podcasts on a wide range of topics,” says Tommi Mustonen, Director, Multimedia, Nokia. “We’re adding our support by creating a mobile application that makes it easy to discover and search for podcasts, download podcasts over the air, and subscribe to automatic updates.”

The Nokia Podcasting Application also allows you to play previews while tracks are downloading, download multiple podcasts simultaneously, and even multi-task while downloading in the background. Also, you can personalize the application by adding new podcasts and directories, share and import OMPL files, and interact via mobile Internet links to add comments to podcasters blogs or websites. Podcasts downloaded from the PC can also be transferred to the mobile device.

“Audio quality is key to enjoying a podcast which makes a powerful multimedia computer like the Nokia N91 an excellent choice for a great podcasting experience,” adds Mustonen. “By allowing you to subscribe podcasts directly to your Nokia N91, you no longer need to sit at your PC. Instead, you have access to a wide range of content in the palm of your hand.”

The Nokia N91 multimedia computer includes a 4GB hard drive, 3.5 mm stereo headset jack, easy computer synchronization with Windows Media Player, dedicated music keys and wireless LAN support. Enjoying your digital music collection is simple, as the Nokia N91 supports a wide range of digital music formats.

About Nokia
Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia
Communications
Tel. +358 7180 45667

Nokia
Communications
Tel. +358 7180 34900
E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

June 22, 2006

Nokia and Siemens announce top executives for Nokia Siemens Networks

Nokia and Siemens today announced the future top executive team for Nokia Siemens Networks, the recently announced 50-50 joint venture that combines the Networks Business Group of Nokia and the carrier-related operations of Siemens. The new company is expected to start operations by January 1, 2007, subject to customary regulatory approvals, the completion of standard closing conditions, and the agreement of a number of detailed implementation steps.

The team consists of:

- Mika Vehviläinen, who will serve as Chief Operating Officer. Vehviläinen is currently Senior Vice President & General Manager, Core Networks, Nokia. As Chief Operating Officer, Vehviläinen will have overall responsibility for the following business units: Radio Access, Operation Support Systems, Service Core and Applications, IP Networking and Transport, as well as Broadband Access. In addition, he will oversee Operations (sourcing, manufacturing and logistics) and the Technology Platforms and Quality organization.

- Karl-Christoph Caselitz, who will serve as Chief Market Operations Officer. Caselitz is currently President of Mobile Networks, Siemens Communications. As Chief Market Operations Officer, Caselitz will have responsibility for regional operations, management of global accounts, and marketing and sales management. He will also oversee the Services business unit of Nokia Siemens Networks.

- Peter Schönhofer, who as previously announced will become Chief Financial Officer. Schönhofer is currently a member of the executive board of Siemens AG Austria. Schönhofer will be responsible for all financial activities of Nokia Siemens Networks, as well as information technology and intellectual property rights.

“This is a team of strong leaders drawn from the best of the parent companies,” said Simon Beresford-Wylie, who will assume the position of Chief Executive Officer at Nokia Siemens Networks immediately upon the closing of the merger. “They will play a leadership role in the integration planning process and execution of those plans after closing. I am pleased to have this terrific team as my partners moving forward.”  Beresford-Wylie is currently Executive Vice President and General Manager of Networks at Nokia.

The appointments announced today become effective immediately upon the closing of the merger. When the transaction closes, Nokia Siemens Networks will be a global communications leader with strong positions in important growth segments of fixed and mobile network infrastructure and services. It will be positioned to lead the development and implementation of revenue-generating and cost-saving products and services via its scale and global reach. The combined company will have a world-class fixed-mobile convergence capability, a complementary global base of customers, a deep presence in both developed and emerging markets, and one of the industry’s largest and most experienced service organizations.

About Siemens

Siemens (Berlin and Munich) is a global powerhouse in electrical engineering and electronics. The company has around 461,000 employees working to develop and manufacture products, design and install complex systems and projects, and tailor a wide range of services for individual requirements. Siemens provides innovative technologies and comprehensive know-how to benefit customers in 190 countries. Founded more than 155 years ago, the company focuses on the areas of Information and Communications, Automation and Control, Power,

Transportation, Medical, and Lighting. In fiscal 2005 (ended September 30), Siemens had sales from continuing operations of EUR 75.4 billion and net income of EUR 3.058 billion. Further information is available on the Internet at: www.siemens.com

About Nokia
Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Forward Looking Statements
This announcement includes “forward-looking statements” and information which are not historical facts. These statements are based on the current expectations of the management of Nokia and Siemens and are naturally subject to uncertainty and changes in circumstances. The  forward-looking statements contained herein include statements about the expected timing and scope of the merger of Nokia’s and Siemens’ communications service provider businesses, anticipated growth potential and earnings enhancements, estimated profitability levels, sources, timing and amount of estimated cost synergies, leadership and market position, future product portfolio, geographic coverage and customer base, future investments in technologies and services and all other statements in this announcement other than historical facts. Forward-looking statements include, without limitation, statements typically containing words such as “believe”, “expect”, “anticipate”, “foresee”, “target”, “estimate”, “designed”, “plans”, “will” or words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not  limited to, the satisfaction of the conditions to the merger and closing of the transaction, and Nokia’s and Siemens’ ability to successfully integrate the operations and employees of their respective communications service provider businesses, as well as additional factors relating to, for example, developments in the mobile communications industry, changes in technology and the ability to develop or otherwise acquire complex technologies as required by the market with full rights needed to use, timely and successful commercialization of new advanced products and solutions, intensity of competition and various other factors. More detailed information about certain of these factors is contained in Nokia’s and Siemens’ filings with the SEC, which are available on their respective websites, www.nokia.com and www.siemens.com, and on the SEC’s website, www.sec.gov. Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Neither Nokia nor Siemens undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required. In addition to “forward-looking statements”, this announcement also includes certain terms like “joint venture”, “partnership” or words of a similar nature describing the new company, or the new companies, resulting from the merger, which words are used in this announcement in their generic sense and the common language meaning and do not imply, or intend to imply, any specific legal, tax, accounting or other regulatory or officially standardized definition or meaning.

Media Enquiries:

Siemens Corporate Communications
Peik von Bestenbostel
Tel. +49 89 636 36320
E-mail: peik.bestenbostel@siemens.com

Andrea Rohmeder
Tel. +49 722 52740
E-mail: andrea.rohmeder@siemens.com

Nokia
Communications
Arja Suominen
Tel. +358 7180 34900
E-mail: press.office@nokia.com

Nokia, Networks
Communications
Barry French
Tel. +358 7180 38198

www.nokia.com

PRESS RELEASE

June 26, 2006

Nokia’s Sleek 8800, Wins Red Dot: Best of the Best Award

Essen, Germany - Nokia’s iconic 8800 mobile phone has won the “best of the best” prize at the red dot design awards, the world’s largest design competition. The 8800 beat off all competition to become the only mobile phone to receive this renowned design quality award.

The Nokia 8800 was singled out for its innovative, high quality design as well as for its smooth deskstand. It is the first mobile phone to use stainless steel and mineral glass in its sleekly sculpted body. Its features include a screen using more than 260,000 different colors to give striking clarity, and ringtones created by Ryuichi Sakamoto one of the world’s leading composers.

Dr. Peter Zec, President of Icsid and initiator of the red dot design award said, “Only products with outstanding design qualities are rewarded with a red dot best of the best award. With its innovative use of precious material, combined with extraordinary high quality usability and features, the Nokia 8800 really does represent design excellence.”

Out of 2,068 products submitted to the product design 2006 awards, only 36 received the coveted best of the best award for the best design in their category. In addition, 485 products were given the “red dot” seal of quality design and among the winners was the Nokia N90 that’s renowned for adding a twist to the classic clamshell.

Todd Wood, Director of Insight & Innovation from Nokia said, “On behalf of the team of designers and engineers who worked to create this groundbreaking design I am delighted to accept this award. They created a truly stunning design offering luxurious style and the highest quality features. Its appeal is reflected in its growing popularity with well over one million sold to date, and the North American version is about to hit stores in the U.S.”

Award winners including the designers of the Nokia 8800 will be honored today in a gala in Essen, Germany. The winning products will be showcased in a special exhibition from 27 June to 23 July, 2006 in the red dot design museum in Essen.

About Nokia
Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Technology and Strategy Communications
Tel. +44 125 2860

Nokia
Communications
Tel. +358 7180 34900
E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

June 27, 2006

Nokia Provides Muscle Behind NTT DoCoMo Data Storage Service

Nokia Intellisync SyncML Server Enables Backup, Restore, and Online Address Management Services for Users of DoCoMo 902is Series Phones

New York, NY, USA - Nokia today announced that NTT DoCoMo, Inc. in Japan is using Nokia’s Intellisync SyncML Server to power a new data storage service for customers purchasing the DoCoMo 902is Series or any other 3G phone after that. The new service allows customers to back up, edit and restore their phone address book, emails and pictures online.

The Data Security Service(TM) makes life easier for NTT DoCoMo subscribers by protecting their valuable phone contact information and other content through online backup. Using Nokia’s Intellisync SyncML Server technology and their personal computer, subscribers can access their existing data, images, and contact information via a secure Web site, and then easily update, add to, or backup that information on their phone over the air. Because all the information can be stored online as well as on their phone, users who choose the service can be assured that their phone contact data, emails or pictures will be protected if their handset is lost or broken.

The new service is the result of more than a year of collaboration between the companies in creating a prototype and refining the service to provide a superior user experience. Using Nokia’s Intellisync application program interface (API), systems integrator NTT DATA and NEC developed a seamless user interface and experience, and integrated the solution into the NTT DoCoMo i-mode(TM) Server, which provides the heart of the service.

Masanari Arai, vice president, Japan Operations, Enterprise Solutions, Nokia says: “This is a great example of Nokia’s ability to connect practically any device over almost any network to most applications or data sources, and we’re excited to be able to help DoCoMo deliver this for their customers.”

NTT DoCoMo will include the Data Security Service(TM) with all new 902is phone purchases beginning in June 2006, and all new 3G devices after that. The service is optional and is charged at 100 Yen per user per month.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Americas

Communications

Tel. +1 972 894 4573

E-mail: communication.corp@nokia.com

Nokia, Asia-Pacific

Communications

Tel. +65 6723 2323

E-mail: communications.apac@nokia.com

Industry Analyst Enquiries:

Nokia, Americas

Virve Virtanen

Tel. +1 914 368 0511

E-mail: virve.virtanen@nokia.com

www.nokia.com

Company and product names may be trademarks or registered trademarks of the individual companies and are respectfully acknowledged.

PRESS RELEASE

June 27, 2006

Giesecke & Devrient and Nokia to provide secure application management services for NFC enabled mobile devices

New global joint venture to allow mobile operators, transport operators, retailers, banks, credit card companies, and providers of digital services and media worldwide to offer their services and applications to consumers’ Near Field Communication (NFC) enabled mobile devices

Munich, Germany and Helsinki, Finland - Giesecke & Devrient (G&D), the world’s second largest producer of smart cards, and Nokia, a world leader in mobile communications, today announced an agreement with intent to form a joint venture. Giesecke & Devrient will own 57 and Nokia 43 percent of the new company. The joint venture will provide services to the NFC ecosystem by enabling consumer applications, such as credit cards or transport tickets, to be securely and easily downloaded over-the-air to NFC enabled mobile devices. Over-the-air management of the consumer applications is a critical part for the emerging NFC ecosystem, and the joint venture will work closely together with other stakeholders when bringing these services to the market. The joint venture is expected to commence operations in the fourth quarter 2006.

“With the new platform and the services running on it, we are combining two technologies of the future - cellular phones and secure, contactless smart card technology,” said Dr. Karsten Ottenberg, CEO and Chairman of the Management Board of G&D. “Giesecke & Devrient believes that the secure chip management platform offers vast potential for new global markets. And we enjoy a solid first mover advantage.”

“NFC holds great promise for new and intuitive mobile services for consumers. Nokia is committed to bring open solutions to the market enabling the NFC ecosystem creation,” said Dieter May, Vice President and Head of Nokia Ventures Organization. “The new company will play an important role, as its services will be available to all stakeholders looking to introduce NFC enabled mobile services to their customers in an easy-to-use and secure way.”

OTA Platform

The joint venture will implement and operate a secure and versatile service platform to manage the over-the-air transactions with consumers’ NFC enabled devices. The service platform will be operated in a white-label mode with in-built interfaces to the IT systems of the actual service providers, such as banks issuing credit cards. The over-the-air services will be offered to all parties in the NFC ecosystem, where mobile operators and other service providers are exploring the opportunities to cooperate in launching new services to consumers.

Open to all ecosystem stakeholders

The new company’s services will be available and open to any NFC enabled devices from all vendors. Company’s global scale, neutrality and openness are corner stones for cost efficient services benefiting all stakeholders in the NFC ecosystem. The company service offering will also help to harmonize the way how the applications are provisioned to consumers, thus preventing the fragmentation of the related NFC services.

Consumer experience

Once an application, for example a credit card, has been securely provisioned to the NFC enabled phone, customers can pay by simply waving their phone at a point-of-sale reader. This convenient, fast transaction comes courtesy of the phone’s built-in NFC technology. It imbues mobile phones with the functionality found in standard contactless smart cards that are used worldwide in credit cards and tickets for public transit systems.

In addition to being compatible with existing contactless card acceptance infrastructure, an NFC enabled phone provides other benefits to consumers, such as capability to view transactions and data on the phone display and to buy tickets directly to the phone anywhere anytime. An NFC phone can also be used to access services by simply touching with the phone a service poster embedded with an RFID chip.

NFC leadership

Nokia, a founder member of the NFC Forum, has been actively involved in the NFC ecosystem development and related first projects for three years, and G&D is one of the first companies in the world to provide over-the-air application management solutions for NFC enabled devices. The new company will be well positioned to provide its services to the market, leveraging both Nokia’s expertise as the global market leader in mobile phones and G&D’s extensive experience in smart card based solutions and services.

Press information

Giesecke & Devrient and Nokia will host two Press conference calls today, Tuesday, June 27, 2006 at 1.00pm and 7.00pm Central European Summer Time to discuss this announcement. The first conference call is mainly targeted to European and APAC audience, and the second to Americas. Conference call number: +358 7180 71870, Conference ID: 34071, PIN-code: 142004.

About Giesecke & Devrient

Giesecke & Devrient (G&D), based in Munich, Germany, is an international technology group operating subsidiaries and joint ventures throughout the world. Founded in Leipzig in 1852, G&D began as a printer of securities, and later specialized in banknote production. The company has been developing solutions and complete systems for automatic currency processing since 1970. Today, G&D is also a technology leader in smart cards, and a solutions provider in a wide range of fields, including telecommunications, electronic payments, identification, health, transportation, and IT security (PKI). In fiscal 2005, the Group employed more than 7,500 people and generated a revenue of €1.24 billion. For more information, visit our Web site at www.gi-de.com.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins, E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; and G) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed” or similar expressions are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 2) the availability of new products and services by network operators and other market participants; 3) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 4) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 5) competitiveness of our product portfolio; 6) timely and successful commercialization of new advanced products and solutions; 7) price erosion and cost management; 8) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond to changes in the competitive landscape; 9) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and solutions; 10) inventory management risks resulting from shifts in market demand; 11) our ability to source quality components without interruption and at acceptable prices; 12) our success in collaboration arrangements relating to development of technologies or new products and solutions; 13) the success, financial condition and performance of our collaboration partners, suppliers and customers; 14) any disruption to information technology systems and networks that our operations rely on; 15) our ability to protect the complex technologies that we or others develop or that we license from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and solution offerings; 16) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 17) developments under large, multi-year contracts or in relation to major customers; 18) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen; 19) the management of our customer financing exposure; 20) our ability to recruit, retain and develop appropriately skilled employees; and 21) the impact of changes in government policies, laws or regulations; as well as 22) the risk factors specified on pages 12 - 22 of the company’s annual report on Form 20-F for the year ended December 31, 2005 under “Item 3.D Risk Factors.”

Media Enquiries:

Giesecke & Devrient GmbH

Andrea Bockholt, Press Officer

Address: Prinzregentenstraße 159, D-81607 Munich

Tel. +49 89 41 19-2422

Fax: +49 89 41 19-2020

E-mail: andrea.bockholt @gi-de.com

Nokia, Ventures Organization

Communications

Tel. +358 7180 45792

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

June 27, 2006

Netherlands team wins Cannes Lions Young Creatives’ Film Competition

Netherlands team wins Cannes Lions Young Creatives’ Film Competition

Winning entry was shot on the advanced Nokia N93 mobile video device

Espoo, Finland - A team from The Netherlands has won the inaugural Cannes Lions Young Creatives’ Film Competition for which entries were filmed on the new Nokia N93 mobile video device.

Roos de Kok, an art director from Cygnus X-3 agency and Liat Azulay, an art director at EuroRSCG, created a 30 second commercial that encouraged business travelers to return to Cannes with their partners. They beat nine other teams from around the world to scoop the Gold Medal which was presented by Bernard Brochand, Mayor of Cannes, on Saturday 24 June.

The teams were amongst the first users of the Nokia N93, a device that offers uncompromised digital camcorder, telephony and rich Internet communication functionalities. Featuring a 3.2 megapixel camera with Carl Zeiss optics, DVD-like video capture and 3x optical zoom, the Nokia N93 also boasts advanced connectivity options. Link directly to a TV for a widescreen movie experience, upload images and video to online albums or blogs or burn movies to DVD with the included Adobe Premiere Elements 2.0 software.

“The Nokia N93 marks a new era in mobile video devices,” said Tapio Hedman, senior vice president, Multimedia Marketing, Nokia. “So it’s fitting that it is being used in a competition that explores a new facet of advertising: advertising on mobiles. The entries were all fantastic and really showcased what the Nokia N93 can achieve. Congratulations to the Netherlands team.”

The winning entry can be viewed at:

 http://www.canneslions.com/winners_site/youngcreatives/win_3_1.htm

Intuitive and Spontaneous Capture

Offering the best mobile video and photography experience, the Nokia N93 is packed with exceptional camera features that enable high-quality photos and DVD-like quality video. Unfold and twist the main display, and the Nokia N93 is ready to shoot video and photos using the color landscape display as a full screen viewfinder. Whether special events or just fun, impromptu everyday life, you can capture moments conveniently and impulsively and share them with others as they happen.

Featuring MPEG-4 VGA video capture at 30 frames per second, the Nokia N93 delivers an unparalleled video experience with stereo audio recording and digital stabilization, enabling smooth and shake-free movies. The Nokia N93 incorporates a 3.2 megapixel (2048 x 1536 pixels) camera with a Carl Zeiss Vario-Tessar lens, 3x optical zoom and up to 20x digital zoom, as well as autofocus and close-up mode for amazing clarity and accuracy. Furthermore, the Nokia N93 has an active camera toolbar which displays all available capture features, from exposure value to color tones and white balance. There are dedicated keys for shutter, zoom and flash and also a camera mode key that enables you to switch quickly and easily between image and video capture.

The Nokia N93 features large internal memory of up to 50 MB, which can be further expanded with a hot swap miniSD card of up to 2 GB, allowing users to capture up to 90 minutes of DVD-like quality video or close to 2500 high-quality photos. Furthermore, you can easily transfer your photos and video from the memory card to a compatible PC for storage, and yet always carry a collection of your favorite resized images on the Nokia N93.

Joy of Sharing

Sharing your photos and video clips captured with the Nokia N93 is a snap. Show off your content on the up to 262,144 color 2.4” QVGA display (240 x 320 pixels) featuring a super-wide 160 degree viewing angle. Share your uncompressed photos and video clips instantly via email, Bluetooth technology or by uploading them directly from the Gallery to compatible blogs. You can even share your captured memories with family and friends on a large compatible TV screen, using either the included TV cable or wirelessly over integrated WLAN and UPnP (Universal Plug and Play) technology. Furthermore, from browsing the web to reading your emails and office documents, you can even play games on the Nokia N93 using the screen of your compatible TV.

Creativity Made Easy

While editing your photos and video clips directly on the Nokia N93 is simple, you can also easily transfer them to your compatible PC, allowing for more creative control over your video output. The standard Nokia N93 sales pack comes bundled with Adobe Premiere Elements 2.0, which makes it easy to import video clips, photos and music and to start experimenting with hundreds of transitions and effects, as well as create professional looking home videos with customizable templates. And to top it off, you can effortlessly burn those great home movies to DVD and export formats for Web streaming and email.

Multifunctional Mobile Computing and Connectivity

Part of the Nokia Nseries multimedia computer range, the Nokia N93 offers great functionality in one beautifully shaped connected device. Designed to work on WLAN, 3G (WCDMA 2100 MHz), EDGE and GSM (900/1800/1900 MHz) networks, the Nokia N93 provides broadband Internet access for browsing, uploading content, and sending and receiving emails, allowing you to stay connected on the move. You can also set the device on a surface, flip the display horizontally and use the landscape screen to browse the Web, watch TV* over 3G networks, or make hands-free video calls*.

All Round Entertainment

The Nokia N93 includes a stereo FM radio and a digital music player that offer a fantastic music experience. You can create playlists and enjoy your music hands-free via the speaker or use the stereo headset provided. With the Nokia Music Manager, you can also easily rip your CDs and transfer your music collection to your phone. In addition, you can store up to 1500 songs on your Nokia N93 with a separately available 2 GB miniSD card. You can also enjoy high-quality 3D games with the pre-installed N-Gage franchise System Rush: Evolution.

The Nokia N93, which is based on S60 3rd Edition software on Symbian OS, is expected to become commercially available in July 2006 with an estimated, unsubsidized sales price of approximately 550 euros.

*To check the availability and cost of the service, contact your network operator or service provider.

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia devices that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, whenever and wherever they want.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 38194

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

Related photos in print quality can be found at: www.nokia.com/press >photos

For broadcast quality video material, please go to: www.nokia.com/press/broadcastroom to preview and request a video.

www.nokia.com

PRESS RELEASE

June 27, 2006

Nokia N70 Scoops Top Industry Accolade

World’s Top Selling 3G Device Named ‘Best Mobile Entertainment Handset’

Espoo, Finland - Nokia today announced that the Nokia N70 multimedia computer has been awarded ‘Best Mobile Entertainment Handset’ at the annual Mobile Entertainment Awards, the Meffys. The device beat off stiff competition to take the top spot at this industry awards ceremony held in London.

The Nokia N70 perfectly illustrates Nokia’s commitment to offering powerful, all-inclusive handsets that aid people in their daily lives. In addition to a range of smartphone features including web browsing and email, it is also a pocketable entertainment device. Users can take high quality photos with its 2 megapixel camera, listen to music on the integrated digital music player and stream video over 3G.

The Meffys, organised by the Mobile Entertainment Forum, are the industry’s official benchmark for measuring success and rewarding innovating in mobile entertainment. The top entries in each category were chosen by a panel of independent industry, media and analyst experts and the winners were announced by top DJ Pete Tong at a ceremony coinciding with the Mobile Entertainment Market (MEM) 2006 in London in May.

Patrick Parodi, MEF Global Chair, commented: “The 2006 Meffys have been a fiercely contested event with a wealth of high quality entries. The winners reflect the hot trends which will be shaping and driving the mobile entertainment industry forward in the coming year.”

“This award is a fantastic endorsement for the underlining strategy behind the Nokia Nseries in terms of offering one single device for consumers to enjoy entertainment whenever and wherever they want,” commented Tapio Hedman, senior vice president, marketing, Multimedia, Nokia. “The Nokia N70 is the top seller within the Nokia Nseries range of multimedia computers and we are delighted that the industry has recognised the full range of entertainment features it offers consumers.”

For further information on the Mobile Entertainment Awards 2006, please visit www.m-e-f.org

Photos can be found at: www.nokia.com/press > photos

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia devices that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, whenever and wherever they want.

About Nokia

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 45782

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com/nseries

www.nokia.com

PRESS RELEASE

June 27, 2006

Nokia Launches China’s first NFC Mobile Payment Trial in Xiamen

With a mobile phone at hand, cash is no longer king!

Xiamen, China - Today, Nokia and its collaborators, China Fujian Mobile Communications Co., Ltd., Xiamen Branch, Xiamen E-Tong Card Company Ltd., and Philips, announced the first NFC Mobile Payment Field Trial in China at Xiamen City, Fujian Province, China.

During the trial, one hundred of volunteer consumers of China Mobile in Xiamen will experience first hand the conviniences of mobile payment enabled by NFC technology. The consumers will use the NFC enabled Nokia 3220 mobile phones to make mobile payment through any point-of-sales covered by Xiamen E-Tong Card, including locations such as on the public transportation buses, ferry boats or at restaurants, movie theaters in Xiamen City.

E-Tong Card is a contactless transportation card, conforms to ISO 14443 Type A, compatible with Mifare. It has a volume of issuance of 800,000 in Xiamen City.

In addition to the standard E-Tong Card function, consumers can check their card balance and the last nine transaction records on their mobile phone display. They can also use their Nokia mobile phone to access a built-in, WAP-based website, to find out stores and venues that accept E-Tong Card and the interesting product or service information.

Mobile payment is one of the most welcomed emerging mobile applications. Market research in Shanghai, China by AC- Nielson in 2006 showed that over 80% of consumers are interested in the functional integration of city transportation cards and bank payment cards into mobile phone.

Nokia has launched the world first NFC enabled mobile phone, Nokia 3220, in April 2005. And the commercial trials using Nokia 3220 for mobile payment have been completed successfully in the U. S. A., Germany, and Malaysia.

Mr. Joseph Zheng, Director of NFC Consumer Solutions in China at Nokia Ventures Organization Asia, said: “Nokia is dedicated to innovations from technologies to applications and business models. The successful kick-off of the first NFC Mobile Payment Field Trial is very encouraging to all of us participating in the mobile payment value chain. It also demonstrates our confidence in the NFC technology and the new business model it enables. With the progress of NFC Mobile Payment Field Trial, there would be more types of mobile payment available, which will bring totally new user experiences for the mobile phone users in China, and create values for the whole mobile application ecosystem.”

Mr. Xu, volunteer consumer of China Mobile in Xiamen said: “With the integration of E-Tong Card to my mobile phone, I feel so convenient to make payment. It is cool! I hope it will be put into commercial use soon”

NFC is a contactless technology based on open interface and standard platform. Nokia is actively participated in the development of NFC Standards, and co-founded the NFC Forum with Philips and SONY.

With the development of NFC technology, mobile phone becomes a safe, convenient, speedy and fashionable payment instrument. NFC technology is compatible with current contactless smart card infrastructure, so there is no need for significant upfront investment on NFC technology.

NFC device can work under both active and passive mode. For active mode, NFC device can work as a reader and generate its own radio frequency field to identify and read smart card and tag. For passive mode, NFC device can emulate as a card or tag to be read. In this trial, NFC phones work under this passive mode. In addition, two NFC devices can set up communication very conveniently as long as they are close to each other (within 10cm).

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia Ventures Organization

Communications

Tel +358 7180 45792

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

June 28, 2006

Nokia initiates product design lawsuit

Beijing, China - Nokia has initiated a civil litigation in Beijing, China against two companies for manufacturing and selling mobile phones that copy the proprietary and legally protected industrial designs of the Nokia 7260 mobile phone model.

Two of the named defendants in the case are Shenzhen Telsda Mobile Communication Industry Developing Co. Ltd and Song Xun Da Zhong Ke Electronic (Shenzhen) Co. Ltd, both of whom are Chinese phone manufacturers based in Shenzhen, China.

Nokia has also named the distributors of the mobile phones, Beijing Tongwanbao Commerce & Trade Co. Ltd An Wai Avenue No. 2 Branch and Beijing Xin Tongwanbao Commerce & Trade Co. Ltd, as co-defendants in the case.

In its complaint, Nokia requests the Court to order the defendants to cease manufacturing and selling the mobile phones that copy the protected designs and pay monetary damages and costs which are the usual remedies requested and granted in these types of cases.

This action is part of Nokia’s continuous efforts to protect its brand value and proprietary designs against infringers. Nokia vigorously protects its intellectual property and is ready to take action when its rights are violated.

The lawsuit is now being handled by the Beijing No. 2 Intermediate People’s Court which accepted the case filing of Nokia on 12 June 2006.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia

Strategy and Technology Communications

Tel: +358 7180 69042

Nokia

Communications

Tel: +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

June 28, 2006

TIS to offer Intellisync Mobile Suite from Nokia as a hosted service

Enterprise-class hosting provides flexible, easy-to-deploy mobility solution

Tokyo, Japan - Nokia today announced that a leading Japanese system integrator, TIS, will offer the Intellisync Mobile Suite as an enterprise-class hosting service for its business customers. The new offering, Enterprise Mobile Solution Service, will deliver push email, personal information management (PIM), device management and device security as a service to TIS corporate customers. Available in the fall of 2006, the service meets market demand for easily deployable, secure and flexible enterprise mobility.

Intellisync Mobile Suite from Nokia allows users to send and receive email, files, and data from any mobile device over the air. With the hosted service, TIS provides businesses in Japan with a choice of deployment models ranging from a traditional on-premise solution to a hosted solution. The service will have multi-carrier, multi-device support and will expand to offer other mobile applications in the future. The hosted service is the first of it’s kind in the Japanese market.

“We’re entering a new age where flexibility and choice are key; where the customer is able to enjoy a level of service that is truly first class,” said Mr. Hideo Teramoto, General Manager, Marketing and Sales Planning Department, Corporate Planning Division,TIS. “Our flexible offering gives customers a real choice. On-premise or hosted, TIS can provide Intellisync Mobile Suite customers with the solution to meet their unique business needs at a cost-effective price.”

“By offering a flexible and easy-to-deploy solution, TIS is helping operators tap into the huge potential of business mobility,” said Masanari Arai, vice president, Japan Operations, Enterprise Solutions, Nokia. “We have worked together with TIS from the beginning of the Intellisync Mobile Suite implementations in Japan and are well positioned to help Japanese carriers building their enterprise strategy.”

Intellisync Mobile Suite provides IT managers with a host of tools to centrally provision, update, manage data, enforce security policies, and deploy software applications, over the air, for a broad range of mobile devices connected to the corporate network. Additionally, if a device is lost or stolen, the IT manager can lock or disable the device completely, thereby protecting the company’s valuable proprietary data.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Americas

Communications

Tel. +1 972 894 4573

E-mail: communication.corp@nokia.com

Nokia, Asia-Pacific

Communications

Tel. +65 6723 2323

E-mail: communications.apac@nokia.com

Industry Analyst Enquiries:

Nokia, Americas

Virve Virtanen

Tel. +1 914 368 0511

E-mail: virve.virtanen@nokia.com

www.nokia.com

Company and product names may be trademarks or registered trademarks of the individual companies and are respectfully acknowledged.

PRESS RELEASE

June 28, 2006

Nokia trials mobile TV in Sweden using DVB-H technology with Teracom and partners

Espoo, Finland - Today Nokia announced a new commercial DVB-H pilot in Stockholm with Teracom in Sweden. Nokia is supplying the Nokia Mobile Broadcast System 3.0 and Nokia N92 mobile TV devices to the pilot which will last from October to December 2006 and includes 400 consumers. The project is a co-operation between ATG, Boxer, Nokia, Sveriges Radio, Sveriges Television/UR, Telenor and Teracom.

The pilot participants will be able to watch fourteen TV channels and listen to four radio channels in the Stockholm city region, where a network has been built for high quality indoor and outdoor coverage. The objective is to evaluate what Swedish consumers think about commercial broadcast mobile TV.

ATG, Boxer, Sveriges Radio and Sveriges Television will provide content for the pilot. The test will be delivered using Nokia Mobile Broadcast Solution 3.0, and the pilot participants will use mobile devices from Nokia, the Nokia N92. Teracom will be responsible for the network, the broadcast and operating of the platform.

 ”We strongly believe in the capability of the DVB-H technology as well as in the mobile TV service, and we are looking forward to presenting the full potential and interest of broadcast mobile TV in Sweden,” says Sigurd Leth, Multimedia Director for Nokia Nordic.

This is the second mobile TV pilot in Sweden where Nokia is one of the main suppliers of DVB-H technology. Last week, Nokia announced a new contract with TeliaSonera Sweden for a complete DVB-H pilot system, including Nokia Mobile Broadcast System 3.0 and Nokia N92 mobile TV devices, underpinned by Nokia’s hosting and systems integration know-how.

DVB-H technology complements existing operator networks, optimizing capacity and quality. It offers consumers the chance to enjoy high quality terrestrial digital broadcasts along with voice telephony and internet access all in a single device. Broadcast mobile TV will offer new business opportunities for mobile service providers, content and broadcast companies, infrastructure and handset manufacturers as well as technology providers.

The feedback from different mobile TV pilots has been promising. Results from pilots on broadcast (DVB-H) mobile TV services amongst consumers in Finland, the UK, Spain and France have revealed clear consumer demand for such services as well as important indications over future business models for commercial mobile TV services.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Sweden

Anna Svensson

Tel. +46 709 93 85 05

Nokia, Multimedia

Communications

Tel. +358 7180 45725

E-mail: press.office@nokia.com

www.nokia.com

www.nokia.com/mobiletv

Notes to the editors:

DVB-H technology enables the TV service you are familiar with at home to be broadcast to your mobile device. DVB-H provides the best user experience in the mobile environment with excellent picture and reduced battery consumption. Up to 50 TV channels can be delivered with low cost, over one network. With extensive pilots of broadcast mobile TV currently taking place across the globe, involving leading broadcasters, mobile operators, broadcast network operators and handset manufacturers, the market for commercial broadcast services is expected to spread during 2006.

PRESS RELEASE

June 29, 2006

Telenor Mobile Sweden chooses Nokia’s mobile softswitch solution

Espoo, Finland - Telenor Mobile Sweden has selected the Nokia MSC Server System (MSS) to optimize its 2G and 3G network. The MSS solution will help Telenor Mobile Sweden significantly reduce costs related to network operations, while providing a solid technology base for future fixed-mobile convergence. The Nokia MSS, a 3GPP standardized mobile softswitch solution, plays a key role in the Nokia Unified Core Network for converged networks.

Nokia is also providing implementation and basic integration services. Deliveries will begin immediately, and the system will be operational during the fourth quarter 2006.

“The Nokia MSS solution brings important benefits to our network, especially as it evolves toward converged services,” said Johan Lindgren, CEO at Telenor Mobile Sweden. “We expect considerable cost savings in our network operations, as well as a streamlined path forward toward offering services that are independent of access.”

“We are very pleased to be supplying our mobile softswitch to Telenor Mobile Sweden,” said Martin Rönnlund, Senior Account Manager, Networks, Nokia. “This deal is a further endorsement of our MSC Server System’s capabilities for optimizing operators’ networks as they move into fixed-mobile convergence. It shows again that we have an excellent solution that has helped us gain a leadership position in this market.”

Nokia is creating seamless user experiences in converging networks thanks to mobile softswitching and IMS for fixed and mobile. With close to 100 customers for its mobile softswitching, Nokia has delivered the majority of the world’s commercial 3GPP-compliant mobile softswitching. Nokia is also the front-runner in IMS for fixed and mobile networks, with over 85 references for IMS solutions, such as Push to talk over Cellular, while paving the way for network renewal with IMS-based voice and applications in fixed networks.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE

June 30, 2006

Nokia Completes Acquisition of LCC International’s U.S. Deployment Business

Atlanta, GA, USA - Nokia (NYSE: NOK) announced today the completion of its acquisition of LCC International’s (NASDAQ: LCC) U.S. deployment business. The agreement between the companies was announced June 5, 2006.

The addition of deployment operations to Nokia’s delivery services in North America enhances a growing portfolio of network and professional services for communications providers. This move is aligned with the growth and strategy of the global Services business unit of Nokia’s Networks business group, which accounts for more than 30 percent of Networks’ revenues.

“The successful completion of this acquisition positions Nokia as a partner of choice for operators,” said Mark Louison, Senior Vice President, Networks, North America. “We remain committed to delivering a comprehensive portfolio of solutions to address the unique needs of North American operators.”

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Americas
Communications, Chantal Boeckman
Tel. +1 972 894 5211
E-mail: chantal.boeckman@nokia.com

Nokia, Networks
Communications
Tel. + 358 7180 34379

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 3, 2006		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel